UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                     No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                     No                 X

BBVA
Creating Opportunities

January - June 2021

2Q21

BBVA

RESULTS 1H21

Positive **core revenue** evolution

NII + Fee Income

+5.0%

vs.1H20 (€ constant)

Leaders in **efficiency**

Efficiency Ratio

44.8%

Continuous improvement of the **Cost of Risk**

Cost of risk

2.07%
1.55%
1.00%
1H20
2020
1H21

NOTE: Excludes the US business sold to PNC.

Strong **capital position**

CET1 fully-loaded

14.17%
12.89%
Jun. 2021
Pro-forma after 10% targeted buyback[1]

1. CET1 Pro-forma calculated considering a buyback of 10% of ordinary shares with a share price of €5.25 as of 22 July 2021. Any decision on a repurchase of ordinary shares would require supervisor and governing bodies authorization. The final percentage of shares subject to the buyback (up to a maximum of 10%) will be determined depending on different factors, including BBVA share price during the buyback period.

TRANSFORMATION

New Customers Digital Acquisition[1]

(Customers acquired through digital channels, thousands and % of total)

37%
32%
1,543
1,065
1H20
1H21
Digital acquisition
+45%
1H21 vs. 1H20

NOTE: Excludes the US business sold to PNC.
[1] Gross customer acquisition through own channels for retail segment.

% Of new customers converted to value customers[2]

(In month 6, by acquisition channel)

Digital Channels	78%	**Branches**	65%

[2] Refers to those customers that the bank wants to grow and retain, as are considered valuable due to the assets, liabilities and/or transactionality with BBVA.

SUSTAINABILITY

Doubling our Pledge 2025

NEW PLEDGE
€200 Bn
€67 Bn
Channeled until 1H21
ORIGINAL PLEDGE
€100 Bn
1H21
2018
2019
2020
2021
2022
2023
2024
2025

Our new pledge positions BBVA **among the top banks in sustainable finance** commitments

BBVA Group main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	30-06-21	Δ %	30-06-20	31-12-20
Balance sheet (millions of euros)
Total assets	648,169	(13.9)	752,884	736,176
Loans and advances to customers (gross) (1)	327,372	(3.5)	339,342	323,252
Deposits from customers (1)	338,795	2.2	331,351	342,661
Total customer funds (1)	448,393	3.8	432,164	445,608
Total equity	49,944	0.8	49,555	50,020
Income statement (millions of euros)
Net interest income	6,955	(8.0)	7,561	14,592
Gross income	10,259	(3.6)	10,639	20,166
Operating income	5,661	(5.3)	5,980	11,079
Net attributable profit/(loss)	1,911	n.s.	(1,157)	1,305
Net attributable profit or (loss) excluding non-recurring impacts (2)	2,327	145.6	947	2,729
The BBVA share and share performance ratios
Number of shares (million)	6,668	—	6,668	6,668
Share price (euros)	5.23	70.6	3.06	4.04
Earning per share (euros) (3)	0.26	n.s.	(0.20)	0.14
Earning per share excluding non-recurring impacts (euros) (2)(3)	0.32	185.0	0.11	0.35
Book value per share (euros)	6.69	1.9	6.57	6.70
Tangible book value per share (euros)	6.34	8.0	5.87	6.05
Market capitalization (millions of euros)	34,860	70.6	20,430	26,905
Yield (dividend/price; %) (4)	1.1		8.5	4.0
Significant ratios (%)
Adjusted ROE (net attributable profit or (loss)/average shareholders’ funds +/- average accumulated other comprehensive income) (2)	10.4		4.1	6.1
Adjusted ROTE (net attributable profit or (loss)/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (2)	11.0		4.4	6.5
Adjusted ROA (Profit or (loss) for the year/average total assets) (2)	0.89		0.40	0.54
Adjusted RORWA (Profit or (loss) for the year/average risk-weighted assets - RWA) (2)	1.90		0.83	1.16
Efficiency ratio	44.8		43.8	45.1
Cost of risk (5)	1.00		2.07	1.55
NPL Ratio (5)	4.2		4.1	4.2
NPL coverage ratio (5)	77		83	82
Capital adequacy ratios (%)
CET1 fully-loaded	14.17		11.22	11.73
CET1 phased-in (6)	14.37		11.63	12.15
Total ratio phased-in (6)	18.75		15.89	16.46
Other information
Number of clients (million) (7)	78.9	2.8	76.8	78.4
Number of shareholders	849,605	(4.7)	891,944	879,226
Number of employees	111,322	(11.0)	125,041	123,174
Number of branches	6,617	(14.1)	7,699	7,432
Number of ATMs	29,248	(9.5)	32,310	31,000

General note: the results generated by BBVA USA and the rest of Group’s companies in the United States sold to PNC on June 1, 2021, are presented in a single line as “Profit/ (loss) after tax from discontinued operations”.

(1) Excluding the assets and liabilities figures from BBVA USA and the rest of Group’s companies in the United States sold to PNC on June 1, 2021, classified as non-current assets and liabilities held for sale (NCA&L) as of 31-12-20. The figures related to “Loans and advances to customers (gross)”, “Deposits from customers” and “Total customer funds”, including BBVA USA, would stand at €400,764m, €402,184m and €502,997m, respectively, as of 30-06-20.

(2) Non-recurring impacts include: (I) profit/(loss) after tax from discontinued operations as of 30-06-21, 31-12-20 and 30-06-20; (II) the net cost related to the restructuring process as of 30-06-21; and (III) the net capital gain from the bancassurance operation with Allianz as of 31-12-20.

(3) Adjusted by additional Tier 1 instrument remuneration.

(4) Calculated by dividing shareholder remuneration over the last twelve months by the closing price of the period.

(5) Excluding BBVA USA and the rest of Group’s companies in the United States sold to PNC on June 1, 2021.

(6) Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873.

(7) Excluding BBVA USA and the rest of Group’s companies in the United States sold to PNC on June 1, 2021 and BBVA Paraguay.

4

Highlights

Results and business activity

The BBVA Group generated a net attributable profit, excluding non-recurring impacts, of €2,327m between January and June 2021, a year-on-year increase of +183.0% at constant exchange rates.

Including these non-recurring impacts —namely the €+280m profit generated by the Group’s businesses in the United States until the closing of its sale to PNC on June 1, 2021 and the €-696m net cost related to the restructuring process (which will affect 2,935 employees and will result in the closure of 480 offices in Spain)— the Group’s net attributable profit amounts to €+1,911m, which compares very positively with the €-1,157m in the same period of 2020, which was severely affected by the effects of the COVID-19 pandemic. For more information on these non-recurring impacts, see the “Other highlights” bullet at the end of this section.

In year-on-year terms and at constant exchange rates, it is worth highlighting the good performance of the gross income and especially the recurring income (i.e. net interest income and fees), which grew by 5.0%, and the positive evolution (+14.8%) of net trading income (hereinafter NTI) mainly due to the good performance of the Global Markets unit in Spain and the revaluations of the Group stake on industrial and financial portfolio.

Also worth mentioning is the continuous focus on efficiency and operating expenses control, which resulted in a 5.1% year-on-year growth in operating expenses at constant exchange rates, which is lower than the average inflation rate in the countries where BBVA operates.

Lastly, with respect to the Group results, the lower provisions for impairment on financial assets (-52.3% in year-on-year terms and at constant exchange rates), were mainly due to the strong impact of provisions for COVID-19 in the first half of 2020.

Loans and advances to customers (gross) registered an increase of 1.3% compared to the end of December 2020. In terms of business areas, the dynamic lending activity in Turkey, Spain and Mexico should be highlighted. By segments, new loan production in the retail segment, above the pre-pandemic levels, and the gradual recovery of commercial activity are notable.

Customer funds registered a slight increase of 0.6% compared to the end of December 2020, due to the performance of customer deposits, which contracted by 1.1% in the first half, and the positive performance (up 6.5%) of other customer funds, which managed to offset the deposits’ decline in the same period of time.

LOANS AND ADVANCES TO CUSTOMERS (GROSS)

AND CUSTOMER FUNDS (YEAR-TO-DATE CHANGE)

Business areas

Regarding the business areas it is worth mentioning:

•

Spain: BBVA in Spain generated a net attributable profit of €745m during the first half of 2021, well above the €108m achieved in the same period of the previous year, mainly due to the provisions for impairment on financial assets made between January and June 2020 due to the outbreak of COVID-19, the greater contribution of fees and commissions line and NTI, as well as lower operating expenses in 2021.

•

Mexico: BBVA in Mexico achieved a net attributable profit of €1,127m in the first half of 2021, i.e. an increase of 75.0% compared to the same period of the previous year, at constant exchange rate. This evolution is supported by a 5.8% growth (at constant exchange rates) in recurring income (net interest income and, net fees and commissions), as well as lower provisions for impairment on financial assets compared to the first half of 2020, which was greatly affected by the COVID-19 pandemic.

•

Turkey: The net attributable profit generated by Turkey in the first half of 2021 stood at €384m, 92.1% (at constant exchange rates) above the figure achieved in the same period of the previous year, which registered a strong increase in the impairment on financial assets derived from the outbreak of the COVID-19 pandemic in March 2020. Thus, the lower provisions for impairment on financial assets, together with the growth of net fees and commissions line and NTI, would explain the growth of the results of Turkey in the first half of 2021.

5

•

South America: South America generated a cumulative net attributable profit of €218m between January and June 2021, which, at constant exchange rates and excluding BBVA Paraguay in 2020, represents a year-on-year variation of +110.1%, mainly due to the better evolution of recurring income and NTI between January and June 2021 (+17.8%) and lower provisions for impairment on financial assets than those registered in the first half of 2020, as a result of the outbreak of the pandemic in March 2020.

•

Other Businesses: At the end of the first half of 2021, the net attributable profit for the area stood at €145m (+36.7% year-on-year, at constant exchange rates). It is worth mentioning that this area mainly incorporates the wholesale business developed in Europe (excluding Spain) and in the United States, as well as the banking business developed through the 5 BBVA branches in Asia.

Corporate Center: The net attributable loss of the Corporate Center, including the aforementioned non-recurring impacts, at the close of the first half 2021 was €708m, well below (-71.2%) the net attributable loss for the same period of the previous year, €2,454 m. This result includes several non-recurring impacts: 1) the net attributable profit amounting to €280m generated by the Group’s businesses in the United States included in the sale agreement and 2) the net cost related to the restructuring process amounting to €696m. Excluding these non-recurring impacts, the net attributable loss stood at €292m (compared to €-350m in the first half of 2020).

Lastly and to allow a broader understanding of the Group’s activity and results, supplementary information is provided in the following for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. The wholesale business area generated a net attributable profit of €638m in the first half of 2021, which represents a 55.5% increase in year-on-year terms, thanks to the growth in the recurring income and the NTI and lower provisions for impairment on financial assets, which increased significantly in the first half of 2020 due to the COVID-19 pandemic.

NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT BREAKDOWN (1) (PERCENTAGE. 1H21)

General note: excludes (I) BBVA USA and the rest of the Group’s companies in the United States sold to PNC on June 1, 2021, as of 1H21 and 1H20 and (II) the net cost related to the restructuring process as of 1H21.	(1) Excludes the Corporate Center.

(1) At constant exchange rates.

Strategy developments

BBVA’s strategy has been reinforced as a result of the acceleration of some of the trends caused by the COVID-19 pandemic, such as digitization or the commitment to more sustainable and inclusive development. The anticipation of these trends in the Group strategy has allowed BBVA to promote progress in the execution of its six strategic priorities.

6

In the first half of 2021, BBVA has continued to help its clients improve their financial health thanks to innovative solutions. The Group has made progress in developing an extensive catalog of experiences and digital tools that allow it to provide its clients with personalized, proactive and actionable advice for day-to-day control, debt management, savings or financial planning.

Advice that is appreciated by BBVA clients, which is reflected in a better Net Promoter Score among users of the financial health functionalities in Spain in the last quarter, which is 10 percentage points higher than that of other customers. Likewise, these financial advisory functionalities have been a key element for the contracting of products. Thus, in Spain, they have contributed 40% of all investment fund contracts, 28.6% of mortgage contracts or 12.7% of car loans in the first half of the year.

Likewise, the Group has reaffirmed its commitment to sustainability, to help its clients in the transition towards a sustainable future. Between 2018 and June 2021, BBVA has originated a total of €67,116m in sustainable financing. Among them, the issuance of the Central American Bank for Economic Integration (CABEI) stands out, for a total amount of 5,000 million Mexican pesos. It is the first COVID social bond and the largest social issue in the Mexican market, in which BBVA acted as a placement agent.

Sustainable financing by BBVA has grown 53% above forecast, well above the initial target. For this reason, in July 2021, BBVA announced that it doubles its objective of channeling sustainable financing to €200,000m.

But beyond financing, BBVA wants to provide a comprehensive support service to its retail and wholesale customers, including also advisory so that they can take advantage of investment opportunities in sustainability and the technologies of the future, and be more efficient and competitive. To this end, the Group has continued to promote the development of sustainable solutions. In April, BBVA achieved its goal of offering a sustainable alternative to its products in Spain, both for retail and wholesale.

Regarding the management of the impact of the activity and the integration of sustainability risk in the Bank’s processes, during the first half of 2021 BBVA announced two very relevant milestones:

•

It will reduce its exposure to coal-related activities to zero, ceasing to finance companies in these activities before 2030 in developed countries and before 2040 in the rest of the countries where BBVA Group operates.

•

It has adopted the commitment to be neutral in net greenhouse gas emissions by 2050, taking into account the emissions of its clients in addition to direct emissions, and has joined the Net Zero Banking Alliance promoted by the United Nations as a founding member. This is a very relevant milestone that implies alignment with the most ambitious scenario of the Paris Agreement, that is, limiting the increase in temperatures to 1.5ºC compared to levels prior to the industrial revolution. With this, BBVA anticipates in 20 years the base scenario of the Paris Agreement of 2ºC.

Likewise, in its commitment to the community, BBVA works to contribute to a more sustainable and inclusive development. In the first half of 2021, BBVA allocated €38m, from which more than 17 million people benefited, to support the inclusive growth of the societies in which the Group is present, with a focus on reducing inequality and supporting entrepreneurship, providing opportunities through education and promoting local knowledge and culture. Among the initiatives of the first half of 2021, the following stands out:

•

The “Educación conectada” project, promoted by BBVA and the Fundación de Ayuda contra la Drogadicción (FAD), whose priority is to alleviate the serious consequences of the COVID-19 crisis by reducing the digital divide.

7

•	The celebration, in May 2021, of the 4th summit of the BBVA Center for Financial Education and Capacities (Edufin Summit), which had approximately 400 attendees from 40 countries.

•	The national call for the access to education program “Chavos que inspiran” in Mexico, aimed at students who require financial support to continue their high school studies.

For all this, BBVA is the most sustainable European bank, according to the Dow Jones Sustainability Index, and the second in the world. An acknowledgement shared by Euromoney, which has named BBVA the best bank in corporate social responsibility in Western Europe in 2021, recognizing BBVA’s commitment to improve social, economic and environmental conditions in the region.

                                           +Cumulative origination until June 2021.

On the other hand, the Group has continued to grow in customers, especially through digital channels. The acquisition of customers through digital channels has increased by 45% in the last twelve months (comparing the data at the end of June 2021 and the end of June 2020), reaching 37% of new customers in the period. Something that has also been reflected in digital sales which, in cumulative terms and at the end of June, already represented 54% of the Group’s total sales in PRV1.

BBVA’s commitment to innovative and globally scalable solutions also allows the Group to advance in operational excellence, such as the BBVA App, which is a leader and means that 62% of the Bank’s active customers already use mobile channels and that the Bank’s digital transactions have increased by 115% in Spain over the last two years. As a result, BBVA’s efficiency ratio stands at 45%, outperforming the average of its European competitors.

(1) Includes monetary and non-monetary transactions related to servicing, it excludes sales of financial products and information inquiries.	(2) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Peers data as of 3M21, BBVA data as of 6M21.

1 Product Relative Value is a proxy used for the economic representation of the sale of units.

8

The Group puts the best and most engaged team at the center of its strategic priorities. For this reason, BBVA is one of the 30 companies worldwide awarded with the acknowledgement “Exceptional Workplace 2021” by the American consulting firm Gallup. This award distinguishes organizations committed to developing the human potential of their staff.

Likewise, the Group’s commitment to inclusion and diversity and the initiatives developed in this regard has led BBVA to be included for the fourth consecutive year in the Bloomberg Gender-Equality Index, a ranking that includes the 100 global companies with the best practices in gender diversity. BBVA is also a signee of the Charter of Diversity at the European level and the Women’s Empowerment Principles of the United Nations.

And for all this, the Group relies on data and technology, on distinctive digital capabilities, which it has been working on for more than a decade and which have allowed it to be leader in the transformation of the financial industry. An example is the progress in the development of an integrated big data platform, in which more than 1,600 data scientists, developers and specialists are involved, or the increasing use of other technologies such as the cloud, blockchain or artificial intelligence.

Other highlights

•

On June 1, BBVA made public that, once the mandatory authorizations were obtained, the sale of 100% of the capital stock of BBVA USA Bancshares, Inc, the company that in turn owns all of the capital stock of the bank BBVA USA, was completed in favor of PNC (The PNC Financial Services Group, Inc). The accounting of the results generated by BBVA USA since the announcement of the operation in November 2020, as well as the closing of the sale on June 1, 2021, has generated a result net of taxes of €582m, which is included in the line “Profit/(loss) after tax from discontinued operations” of the consolidated income statement and of the Corporate Center income statement.

•

Regarding the collective layoff process in BBVA, S.A. in Spain, announced on April 13, 2021, on June 8 the Group made public that it has reached an agreement with the legal representation of the workers. The agreement takes into account the layoff of 2,935 employees, as well as the closure of 480 branches. The net cost related to this procedure has been recorded in the results of the second quarter of 2021 of the BBVA Group and have amounted to €-696m, of which, before taxes, €-754m correspond to the collective layoff and €-240m to the closing of offices.

For management information purposes, considered to be a strategic decision, these impacts have been assigned to the Corporate Center. This process will generate estimated savings of approximately €250m per year from 2022 before taxes, of which approximately €220m correspond to personnel expenses. In 2021 the estimated savings will be approximately €65m before taxes.

•

BBVA has voluntarily adhered to the Code of Good Practices approved by the Government of Spain on May 11 for clients who have benefited from financing with public endorsement since March 17, 2020. By joining this code, BBVA assumes, among other commitments, extend the expiration date of operations with public endorsement (normally from the Official Credit Institute, hereinafter ICO) that meet the established requirements, to continue supporting both companies and the self-employed.

•

Regarding shareholder remuneration, on July 23, 2021, the European Central Bank (hereinafter ECB) made public that it had approved a new recommendation replacing recommendation ECB/2020/62 and to be in force as of September 30, 2021. The ECB indicates in its latter recommendation, that it will assess the capital, dividend distribution and share buyback plans of each entity in the context of its ordinary supervisory process, replacing all the restrictions regarding dividends and share buybacks contained in recommendation ECB/2021/31. Once recommendation ECB/2021/31 has been released, BBVA intends to reintroduce its dividend policy announced on February 1, 2017 by the release of relevant information, that consist in the distribution of an annual payout of between 35% and 40% of the profits obtained in each financial year fully in cash in two different payments (expected for October and April, subject to the applicable authorizations) as from September 30, 2021.

‘	9

Macro and industry trends

The Global economy is recovering from the crisis caused by the COVID-19 pandemic, which resulted in a fall of around 3.2% of global GDP in 2020. Improved activity in the first half of 2021 was primarily due to the increasing rollout of coronavirus vaccines—which has allowed a relatively rapid reopening of the economy—as well as to strong monetary and fiscal stimuli. Similarly, recovery in global growth has been accompanied by higher pressure on prices than expected, mainly in the United States, where consumer inflation reached 5.4% in June 2021.

It is hoped that increased vaccination will enable greater control of the pandemic and that economic policy will remain focused on supporting economic activity. Economic recovery is therefore most likely to continue. According to BBVA Research, global GDP will increase by around 6.3% in 2021 and 4.7% in 2022, inflation will gradually moderate in the coming quarters as the supply of products and services reacts to the recent increase in demand, and monetary policy benchmark interest rates will remain at all-time lows in the United States, where growth will reach 6.7% in 2021 and 4.8% in 2022. Meanwhile, several factors, such as the United States Federal Reserve’s withdrawal of monetary stimuli, more persistent inflation, or new coronavirus variants, are contributing to uncertainty remaining exceptionally high and pose a risk to the expected economic recovery scenario.

With regard to the banking system, in an environment in which much of the economic activity has been at a partial standstill for several quarters, the services it provides have played an essential role. There are two main reasons for this: first, the banks have ensured the proper functioning of collections and payments for households and companies, thereby contributing to the maintenance of economic activity; second, the granting of new credit or the renewal of existing credit has reduced the impact of the economic slowdown on household and business incomes. The support provided by the banks over the months of lockdown and public guarantees have been essential in softening the impact of the crisis on companies’ liquidity and solvency, meaning that banking has become the main source of funding for most companies.

In terms of profitability, European banks (including Spanish banks) have deteriorated from the outset of the crisis, primarily because many entities made high allocations for provisions for financial asset impairment in the first half 2020 as a result of the worsening macroeconomic environment following the pandemic outbreak. However, the profitability of European banks recovered strongly in the first quarter of 2021. According to data published by the Risk Dashboard of the European Banking Authority (hereinafter “EBA”), the average ROE for the major EU banking groups (covering approximately 80% of the banking business in Europe) rose from 1.9% in 2020 to 7.6% in the first quarter of 2021, due to the widespread signs of economic recovery. Furthermore, the accumulation of capital by banks and the very low interest-rate environment we have found ourselves in for several years will continue to put pressure on bank profitability. Nevertheless, European entities are facing this situation from a healthy position and with solvency that has been constantly increasing since the 2008 crisis, with reinforced capital and liquidity buffers and, therefore, with a greater capacity to lend.

Europe

In the Eurozone, following a slight contraction of GDP in 1Q21, activity in the services sector and confidence are benefiting from eased restrictions and the increase in vaccination rates during 2Q21. Moreover, recovery in global demand should continue to support both manufacturing and exports. As a result, GDP is expected to see an upturn in 2Q21 and recovery is expected to increase in the coming quarters, supported by vaccine rollout, the European Recovery Fund (NGEU), and strong global growth. As a result, GDP could grow by 4.8% in 2021 and by 5% in 2022, after falling by 6.7% in 2020. Furthermore, national expansionary fiscal policies, the extension of support measures to the most affected sectors and support from the European Central Bank (hereinafter “ECB”) should avoid more-persistent negative effects.

With regard to the banking system, according to the EBA, the levels of capital adequacy of the main EU banking groups improved in the first quarter of 2021, showing a slight improvement in the average fully-loaded CET1 to 15.6%. With regard to monetary conditions, the ECB’s fundamental goal is to maintain favorable financial conditions. At its meeting in March, the monetary authority kept the interest rate for the main financing operations, and the interest rates for the marginal lending facility and the deposit facility unchanged at 0.00%, 0.25% and -0.50% respectively. It also announced a significant increase in asset purchases under the Pandemic Emergency Bond Purchase Program (hereinafter “PEPP”) for the third quarter of the year. However, BBVA Research considers that the PEPP provision (€1.85 trillion) is large enough to comfortably increase purchases over the coming months without the ECB having to increase its provision.

Spain

In terms of GDP growth, the Spanish economy contracted in the first quarter of 2021, as expected. Data for the second quarter point to an economic uptick due to improved health indicators, along with eased restrictions, which have reduced uncertainty and allowed for progress in private spending. Recovery in household consumption is mainly in services and, of these services, in those with a social purpose. Investment in machinery and equipment also continues to perform well. Looking forward, conditions for recovery remain favorable given the speed of vaccination, immunization of the most vulnerable groups and the current demand policies, at the expense of restrictions that may be introduced due to an increasing number of infections associated with new COVID-19 variants. The return of a significant number of foreign visitors during the tourism season will be key. European NGEU funds are also expected to arrive. Both factors should have a positive impact, especially on service exports, durable goods consumption and investment in construction. Growth is therefore expected to stand at 6.5% at year-end and at 7% in 2022. The main risks surrounding this scenario are linked to the pandemic, the impact of the crisis on employment and production capacity, and slow implementation of projects relating to the NGEU program.

With regards the banking system, according to the latest Bank of Spain data available, the total volume of lending to the private sector remained virtually unchanged in April 2021 compared to the same month in the previous year, after growing 2.6% in 2020 due to the effect of new business lending transactions within the framework of the public guarantee programs implemented by the government to combat COVID-19. Asset quality indicators remain contained (the NPL ratio stood at 4.51% at year-end, and 4.53% in April 2021). Following losses in 2020, the system’s profitability re-entered positive ground in the first quarter of 2021, with the system recording a record post-tax profit of €7,296m, of which €4,300m are attributable to negative goodwill from the merger between Caixabank and Bankia. Spanish entities maintain comfortable capital adequacy and liquidity levels, which allow them to weather the current environment.

10

Mexico

Economic activity in the first quarter recovered beyond expectations and will allow Mexico’s GDP to return to pre-pandemic levels in 2022. The services sector benefited during the first quarter of the year from the lifting of pandemic-related restrictions and increased mobility. Investment also grew higher than initial estimates, with the manufacturing industry having the greatest positive effect thanks to higher growth in the United States. BBVA Research estimates that the Mexican economy will grow 6.3% in 2021 and moderate to 3% in 2022. Inflation was a positive surprise, reflecting the impact of some services reopening, as well as new gains on some goods. These surprises led Banxico to preventively raise its interest rate from 4% to 4.25%, and BBVA Research estimates that the central bank will continue to increase its benchmark interest rate to close out the year at 5% and will continue to act in line with the Fed.

With regard to the banking system, based on data from the National Banking and Securities Commission (CNBV) as of May 2021, loans decreased by 7.1% year-on-year, and an increase was observed only in the mortgage portfolio (up 9.3% year-on-year), while total deposits increased by 0.8% year-on-year. The NPL ratio increased year-on-year, reaching an NPL ratio of 2.52%, and capital indicators remain comfortable.

Turkey

The Turkish economy grew significantly in the first quarter of the year. Strong momentum so far, upward revisions to global growth forecasts, moderate growth in lending and the reopening of the economy have led BBVA Research to revise the GDP growth forecast upward from 5% to 9% in 2021, but to revise the forecast for 2022 downward slightly to 4% (previously 4.5%), due to negative base effects and higher interest rates over a longer period of time.

With regard to the banking system, the central bank (CBRT) kept its base rate at 19% in 2Q21. BBVA Research estimates that CBRT will start gradually cutting rates in 4Q21 to close out the year at 17.5%. Meanwhile, inflation estimates have been adjusted to 16% by the close of 2021. Based on data as of May 2021, the total volume of lending in the banking system increased by 22.0% year-on-year (up +20.7% in Turkish lira and +24.3% in foreign currency), while deposits increased 27.9%. These growth rates include the effect of inflation. The NPL ratio stood at 3.69% at the end of May 2021.

Argentina

In Argentina, a new wave of COVID-19 infections accompanied by new shocks in supply hindered recovery in activity in the first part of the year, despite the good pace of vaccine rollout and high commodity prices. Private consumption grew lower than expected, and government spending, although somewhat higher than estimated, was unable to offset this. BBVA Research estimates that growth will stand at 6.5% in 2021 and that the economy will recover to pre-pandemic levels in 2022, at which point it will grow by around 3.5%. Argentina reached an agreement with the Paris Club that will allow it to avoid defaulting on its payments and continue negotiations with the IMF to refinance its foreign debt, whereby an agreement is expected to be reached by early 2022. Recent data confirm BBVA Research’s forecast in terms of inflation, which we estimate will close the year at 50%, a level to be maintained in 2022.

In the banking system, the positive growth trend for both lending and deposits continued in May 2021, with growth of 29.8% and 46.0% respectively, both influenced by high inflation. The NPL ratio, however, fell slightly to 3.9% at the close of the first quarter in 2021.

Colombia

During the first months of 2021, economic activity in Colombia was higher than initially estimated, driven by global growth and higher oil prices. The third wave of the pandemic had limited effects on private consumption, despite protests in May relating to the Tax Reform. A new Tax Reform initiative with a fiscal consolidation rule will be presented in Congress in the new term and is expected to be approved without delay, which will have a positive impact on public finances. BBVA Research estimates that growth will reach 7.5% in 2021 and moderate to 4.4% in 2022. Worsening public finances, together with difficulty in ensuring long-term fiscal sustainability, caused Colombia to lose its investment grade. Inflation saw upward surprises related not only to the protests, but also to higher energy prices and economic recovery. This could lead the central bank to bring interest rate hikes forward; BBVA Research now expects the first interest rate hike by the third quarter of 2021, taking inflation to around 2.25% at year-end and 3.25% at the close of 2022.

Total lending in the banking system fell by 1.0% year-on-year in March 2021, mainly due to the moderate decrease in the commercial loan portfolio (-2.6%) despite government-approved letters of credit and guarantee programs during the pandemic. The system’s NPL ratio as of March 2021 stood at 4.91%. Meanwhile, total deposits increased by 4.2% year-on-year at the close of March 2021.

Peru

Despite the recovery in growth observed in the first quarter of the year, a third wave of infections has led to a substantial slowdown in activity, whereby pre-pandemic activity levels are estimated to be reached in the second half of 2022. This is in a context of higher global growth and high commodity prices. BBVA Research believes that the Peruvian economy will grow 9% in 2021 and 4.3% in 2022, influenced by the slowdown in domestic demand, which will feel the effects of the new wave of infections and political uncertainty. Inflation has been a positive surprise in recent months, and BBVA Research believes it will maintain close to the upper limit of the central bank’s target range (3%) in the second half of 2021 and 2022. This situation of higher inflation in an environment of economic recovery will probably lead the central bank to bring the beginning of the cycle of hardening its monetary policy forward to the third quarter of 2021.

11

The banking system showed high year-on-year growth rates for lending and deposits (up +11.1% and +17.1% respectively, at the end of April 2021), due to strong stimulus from the Plan Reactiva Perú; the system showed lower profitability levels due to the COVID-19 crisis (ROE: 3.07% as of April 2021) but with contained NPLs (NPL ratio: 3.24% as of April 2021) due to the payment deferrals applied.

INTEREST RATES (PERCENTAGE)
	30-06-21	31-03-21	31-12-20	30-09-20	30-06-20
Official ECB rate	0.00	0.00	0.00	0.00	0.00
Euribor 3 months (1)	(0.54)	(0.54)	(0.54)	(0.49)	(0.38)
Euribor 1 year (1)	(0.48)	(0.49)	(0.50)	(0.41)	(0.15)
USA Federal rates	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	4.25	4.00	4.25	4.25	5.00
CBRT (Turkey)	19.00	19.00	17.00	10.25	8.25

(1) Calculated as the month average.

The recovery led by the United States has favored the U.S. dollar, which has appreciated by 3.3% against the euro, compared to December 2020. The Mexican peso registered an appreciation of 3.6% against the euro, showing a good behavior and being reinforced by the interest rates increase carried by Banxico. The Turkish lira closes the quarter with a 11.7% depreciation against the euro, having been impacted since March by instability caused by the shifts in the central bank management. As to other foreign exchanges, Colombian peso (-5.7%) and Peruvian sol (-3.6%) depreciated against the Euro, due to political uncertainty in both regions. Chilean peso behavior against the Euro has been more stable, while the Argentine peso depreciated by 9.2%, registering a lower rhythm than the one shown in previous years.

For information on the BBVA Group’s exchange rate risk management policies, see the “Risk Management” chapter of this report.

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)

	Year-end exchange rates			Average exchange rates
		Δ % on	Δ % on		Δ % on
	30-06-21	30-06-20	31-12-20	1H21	1H20
U.S. dollar	1.1884	(5.8)	3.3	1.2051	(8.6)
Mexican peso	23.5784	10.0	3.6	24.3235	(1.8)
Turkish lira	10.3210	(25.6)	(11.7)	9.5232	(24.9)
Peruvian sol	4.6146	(14.5)	(3.6)	4.4918	(16.2)
Argentine peso (1)	113.74	(30.7)	(9.2)	—	—
Chilean peso	873.81	4.6	(0.2)	867.87	3.2
Colombian peso	4,464.43	(5.7)	(5.7)	4,368.23	(6.9)

(1) According to IAS 29 “Financial information in hyperinflationary economies”, the year-end exchange rate is used for the conversion of the Argentina income statement.

12

Group

Results

The BBVA Group generated a net attributable profit, excluding non-recurring impacts, of €2,327m between January and June 2021, with a year-on-year increase of 145.6%. Including these impacts —namely €+280m from the results of discontinued operations and €-696m for the net cost related to the restructuring process— the Group’s net attributable profit amounts to €+1,911m, which compares very positively with the €-1,157m in the same period of the previous year, which was severely affected by the effects of the COVID-19 pandemic. With regards to the recording of these restructuring costs, it should be noted that, solely for management purposes and for the purpose of the comments provided in this report, these are included in the income statement line “Net cost related to the restructuring process”. The financial information is presented to the Group’s Senior Management using this approach. This report includes a reconciliation between the management approach and the Condensed Interim Consolidated Financial Statements.

Despite the complex environment and at constant exchange rates, good performance in recurring income (i.e. net interest income and fees), the evolution of net trading income (NTI) and lower provisions for impairment on financial assets were particularly notable.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)

	2021		2020
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,504	3,451	3,477	3,553	3,537	4,024
Net fees and commissions	1,182	1,133	1,042	1,023	934	1,124
Net trading income	503	581	175	357	470	544
Other operating income and expenses	(85)	(11)	(147)	46	(80)	86
Gross income	5,104	5,155	4,547	4,980	4,862	5,778
Operating expenses	(2,294)	(2,304)	(2,264)	(2,163)	(2,182)	(2,477)
Personnel expenses	(1,187)	(1,184)	(1,186)	(1,124)	(1,113)	(1,272)
Other administrative expenses	(800)	(812)	(766)	(725)	(754)	(860)
Depreciation	(307)	(309)	(312)	(315)	(316)	(345)
Operating income	2,810	2,850	2,282	2,817	2,679	3,300
Impairment on financial assets not measured at fair value through profit or loss	(656)	(923)	(901)	(706)	(1,408)	(2,164)
Provisions or reversal of provisions	(23)	(151)	(139)	(88)	(219)	(300)
Other gains (losses)	(7)	(17)	(82)	(127)	(103)	(29)
Profit/(loss) before tax	2,124	1,759	1,160	1,895	950	807
Income tax	(591)	(489)	(337)	(515)	(273)	(204)
Profit/(loss) for the period	1,533	1,270	823	1,380	678	603
Non-controlling interests	(239)	(237)	(110)	(312)	(162)	(172)
Net attributable profit excluding non-recurring impacts	1,294	1,033	713	1,068	516	431
Profit/(loss) after tax from discontinued operations (1)	103	177	302	73	120	(2,224)
Corporate operations (2)	—	—	304	—	—	—
Net cost related to the restructuring process	(696)	—	—	—	—	—
Net attributable profit/(loss)	701	1,210	1,320	1,141	636	(1,792)
Earning per share excluding non-recurring impacts (3)	0.18	0.14	0.09	0.15	0.06	0.05
Earning per share (euros) (3)	0.09	0.17	0.18	0.16	0.08	(0.29)

General note: the results generated by BBVA USA and the rest of Group’s companies in the United States sold to PNC on June 1, 2021, are presented in a single line as “Profit/ (loss) after tax from discontinued operations”.

(1) Profit/(loss) after tax from discontinued operations includes the goodwill impairment in the United States registered in the first quarter of 2020 for an amount of €2,084m.

(2) Net capital gain from the sale to Allianz of the half plus one share of the company created to jointly develop the non-life insurance business in Spain, excluding the health insurance line.

(3) Adjusted by additional Tier 1 instrument remuneration.

13

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)
			Δ % at constant
	1H21	Δ %	exchange rates	1H20
Net interest income	6,955	(8.0)	0.9	7,561
Net fees and commissions	2,315	12.5	19.7	2,058
Net trading income	1,084	6.9	14.8	1,014
Other operating income and expenses	(95)	n.s.	n.s.	6
Gross income	10,259	(3.6)	4.9	10,639
Operating expenses	(4,598)	(1.3)	5.1	(4,660)
Personnel expenses	(2,371)	(0.6)	6.2	(2,385)
Other administrative expenses	(1,612)	(0.1)	6.4	(1,614)
Depreciation	(615)	(7.0)	(1.9)	(661)
Operating income	5,661	(5.3)	4.7	5,980
Impairment on financial assets not measured at fair value through profit or loss	(1,580)	(55.8)	(52.3)	(3,572)

Provisions or reversal of provisions	(174)	(66.4)	(65.1)	(518)

Other gains (losses)	(24)	(81.7)	(81.1)	(132)
Profit/(loss) before tax	3,883	120.9	164.1	1,757
Income tax	(1,080)	126.6	167.7	(477)
Profit/(loss) for the period	2,803	118.8	162.8	1,281
Non-controlling interests	(476)	42.7	94.8	(333)
Net attributable profit/(loss) excluding non-recurring impacts	2,327	145.6	183.0	947
Profit/(loss) after tax from discontinued operations (1)	280	n.s.	n.s.	(2,104)
Net cost related to the restructuring process	(696)	n.s.	n.s.	—
Net attributable profit/(loss)	1,911	n.s.	n.s.	(1,157)
Earning per share excluding non-recurring impacts (2)	0.32			0.11
Earning per share (euros) (2)	0.26			(0.20)

General note: the results generated by BBVA USA and the rest of Group’s companies in the United States sold to PNC on June 1, 2021, are presented in a single line as “Profit/ (loss) after tax from discontinued operations”.

(1)	Profit/(loss) after tax from discontinued operations includes the goodwill impairment in the United States registered in the first quarter of 2020 for an amount of €2,084m.

(2)	Adjusted by additional Tier 1 instrument remuneration.

Unless expressly indicated otherwise, to better understand the changes under the main headings of the Group’s income statement, the year-on-year rates of change provided below refer to constant exchange rates. When comparing two dates or periods in this report, the impact of exchange rate variations against the euro for the currencies of the countries in which BBVA operates is sometimes excluded, assuming that the exchange rates remain constant. In doing so, with regard to income statement amounts, average exchange rates of the most recent period are used for each currency in the geographic areas where the Group operates for both periods. With regard to balance sheet and business activity amounts, the exchange rates at the close of the most recent period are used.

Gross income

Gross income experienced a year-on-year growth of 4.9%, underpinned by the favorable evolution of fees and NTI as well as the improved performance of net interest income between April and June 2021 (+3.9% in the quarter). In contrast, the other operating income and expenses line was down compared to the first half of 2020.

14

GROSS INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates:-3.6%

Net interest income as of June 30, 2021 closed slightly higher than in the same period of the previous year (+0.9%), due to the good performance in South America and Mexico, which offset the poorer performance in other areas.

The main geographical areas, with the exception of Rest of Business, showed good performance in the net fees and commissions line compared to the first half of 2020 (up 19.7%), when it was affected by lower activity due to lockdown measures during the second quarter of 2020 in the different countries where the Group operates, as well as cancellation of the collection of certain fees as a measure to support customers during the worst moments of the pandemic.

NET INTEREST INCOME/ATAS(1) (PERCENTAGE)	NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT
EXCHANGE RATES)

(1) Excluding BBVA USA and the rest of the Group’s companies in the United States sold to PNC on June 1, 2021.	(1) At current exchange rates: -3.6%

NTI showed a year-on-year increase of 14.8%, mainly due to the performance of the Global Markets unit in Spain and the revaluations of the Group stake on industrial and financial portfolio

The other operating income and expenses line closed the first half of the year at €-95m compared to €+6m in the same period last year, due to BBVA’s greater annual contribution in Spain to the Single Resolution Fund (hereinafter SRF), the higher adjustment for inflation in Argentina and the lower contribution of the insurance business in Spain, due to the bancassurance operation with Allianz, and in Mexico, due to increased claims as a result of the pandemic.

Operating income

Operating expenses grew by 5.1% year-on-year, with an increase in all geographical areas except Spain, where they decreased.

15

OPERATING EXPENSES (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates:-1.3%

As a result, operating income totaled €5,661m, representing a year-on-year growth of 4.7%.

The efficiency ratio stood at 44.8% as of June 30, 2021, in line with the ratio achieved in the first half of the previous year (44.7%), with an improvement of 73 basis points over the ratio as of the end of December 2020.

EFFICIENCY RATIO (PERCENTAGE)	OPERATING INCOME (MILLIONS OF EUROS AT
CONSTANT EXCHANGE RATES)

(1) At current exchange rates: -5.3%.

Provisions and other

Impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) closed the six-month period with a negative balance of €-1,580, significantly lower than the previous year (down 52.3%) mainly due to the negative impact of provisions for COVID-19 in the first half of 2020.

16

IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: -55.8%

The provisions or reversal of provisions line (hereinafter “provisions”) closed the six-month period with a negative net balance of €-174m (down 65.1% compared to the net figure at the close of June last year), mainly due to provisions for potential claims in Spain and, to increased provisions for special funds and contingent risk and commitments in Turkey, in both cases registered in the first half of 2020.

The other gains (losses) line showed a negative balance of €24m at the end of June 2021, -81.1% below the figure reached the previous year (€-132m), mainly due to improved results achieved by Garanti BBVA’s subsidiaries in Turkey.

Results

As a result, the BBVA Group generated a net attributable profit, excluding non-recurring impacts, of €2,327m between January and June 2021, representing a year-on-year increase of 183.0%. These non-recurring impacts include:

•

The results generated by the Group’s business in the United States (the sale of which to PNC materialized on June 1, 2021) and classified as discontinued operations, which generated €+280m in 2021 until the closing of the sale, contrasting very positively with the negative result of €2,104m in the first half of 2020, which included the impact of the goodwill impairment in the country. These results are recorded in the “Profit/(loss) after tax from discontinued operations” line of the Corporate Center’s income statement.

•	The net cost related to the restructuring process in Spain has amounted to €-696m, of which, before taxes, €-754m correspond to collective redundancies and €-240m to the closing of branches.

Taking into account both impacts, the Group’s net attributable profit in the first half of 2021 totaled €1,911m, comparing very positively with the negative result of €-1,157m in the same period of the previous year, which was severely affected by the effects of the COVID-19 pandemic.

The cumulative net attributable profits, in millions of euros, at the close of June 2021 for the various business areas that make up the Group were as follows: 745 in Spain, 1,127 in Mexico, 384 in Turkey, 218 in South America and 145 in Rest of Business.

17

NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT EXCLUDING NON-RECURRING IMPACTS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

General note: non-recurring impacts include: (I) BBVA USA and the rest of the Group’s companies in the United States sold to PNC on June 1, 2021 in all periods; (II) the net cost related to the restructuring process as of 2Q21; and (III) the net capital gain from the bancassurance operation with Allianz as of 4Q20.

(1) At current exchange rates:+145.6%

TANGIBLE BOOK VALUE PER SHARE AND DIVIDENDS (1) (EUROS)	EARNING PER SHARE (1) AND ADJUSTED EARNING PER SHARE (1) (EUROS)

(1) Replenishing dividends paid in the period.

General note: adjusted earning per share Excludes: (I) BBVA USA and the rest of the Group’s companies in the United States sold to PNC on June 1, 2021, in all periods; (II) the net cost related to the restructuring process as of 2Q21; and (III) the net capital gain from the sale to Allianz of the half plus one share of the company created to jointly promote non-life insurance business in Spain, excluding the health insurance line as of 4Q20.

(1) Adjusted by additional Tier 1 instrument remuneration.

ROE AND ROTE (1) (PERCENTAGE)	ROA AND RORWA (1) (PERCENTAGE)

(1)  Excludes: (I) BBVA USA and the rest of the Group’s companies in the United States sold to PNC on June 1, 2021, as of 1H21, 2020 and 1H20; (II) the net cost related to the restructuring process as of 1H21; and (III) the net capital gain from the sale to Allianz of the half plus one share of the company created to jointly promote non-life insurance business in Spain, excluding the health insurance line as of 2020.

(1)  Excludes: (I) BBVA USA and the rest of the Group’s companies in the United States sold to PNC on June 1, 2021, as of 1H21, 2020 and 1H20; (II) the net cost related to the restructuring process as of 1H21; and (III) the net capital gain from the sale to Allianz of the half plus one share of the company created to jointly promote non-life insurance business in Spain, excluding the health insurance line as of 2020.

18

Balance sheet and business activity

The most relevant aspects related to the evolution of the Group’s balance sheet and business activity as of June 30, 2021, are summarized below:

•

Loans and advances to customers (gross) registered an increase of 1.3% compared to the end of December 2020. In terms of business areas, the dynamic lending activity in Turkey, Spain and Mexico should be highlighted.

•

Customer funds registered a slight increase of 0.6% compared to the end of December 2020, due to the performance of customer deposits, which contracted by 1.1% in the first half, and the positive performance (up 6.5%) of other customer funds, i.e. mutual funds, pension funds and other off-balance sheet funds, which managed to offset the deposits’ decline in the same period of time.

•

Regarding the assets and liabilities of BBVA USA and the rest of the companies which the Group owned in the United States, they have been transferred to PNC after the sale materialized on June 1, 2021, and are therefore not included in the consolidated BBVA Group balance sheet as of 30-06-2021. As the applicable accounting regulation indicates, they are classified, respectively, as non-current assets and liabilities held for sale, inside the other assets/other liabilities line of the consolidated BBVA Group Balance sheet as of 31-12-2020. For management purposes only in order to make the information comparable, the assets and liabilities of BBVA USA and the rest of the Group’s companies in the United States included in the sale agreement singed with PNC are classified, respectively, in the other assets/other liabilities line of BBVA Group consolidated Balance sheet as of 30-06-2020.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	30-06-21	Δ %	31-12-20	30-06-20
Cash, cash balances at central banks and other demand deposits	61,687	(5.9)	65,520	55,023
Financial assets held for trading	105,523	(2.5)	108,257	117,329
Non-trading financial assets mandatorily at fair value through profit or loss	5,742	10.5	5,198	4,980
Financial assets designated at fair value through profit or loss	1,107	(0.9)	1,117	1,098
Financial assets at fair value through accumulated other comprehensive income	73,186	5.4	69,440	64,575
Financial assets at amortized cost	368,026	0.1	367,668	381,967
Loans and advances to central banks and credit institutions	16,947	(18.5)	20,784	19,584
Loans and advances to customers	315,752	1.5	311,147	326,818
Debt securities	35,327	(1.1)	35,737	35,565
Investments in subsidiaries, joint ventures and associates	1,400	(2.5)	1,437	1,366
Tangible assets	7,321	(6.4)	7,823	8,163
Intangible assets	2,303	(1.8)	2,345	2,487
Other assets	21,874	(79.6)	107,373	115,897
Total assets	648,169	(12.0)	736,176	752,884
Financial liabilities held for trading	82,862	(4.2)	86,488	107,554
Other financial liabilities designated at fair value through profit or loss	9,811	(2.4)	10,050	9,203
Financial liabilities at amortized cost	479,618	(2.2)	490,606	479,905
Deposits from central banks and credit institutions	71,645	(1.6)	72,806	73,709
Deposits from customers	338,795	(1.1)	342,661	331,351
Debt certificates	55,047	(10.9)	61,780	61,359
Other financial liabilities	14,132	5.8	13,358	13,485
Liabilities under insurance and reinsurance contracts	10,535	5.9	9,951	9,462
Other liabilities	15,398	(82.7)	89,061	97,205
Total liabilities	598,225	(12.8)	686,156	703,330
Non-controlling interests	5,428	(0.8)	5,471	5,836
Accumulated other comprehensive income	(15,348)	6.9	(14,356)	(12,822)
Shareholders’ funds	59,864	1.6	58,904	56,541
Total equity	49,944	(0.2)	50,020	49,555
Total liabilities and equity	648,169	(12.0)	736,176	752,884
Memorandum item:
Guarantees given	42,976	(0.7)	43,294	44,733

19

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)

	30-06-21	Δ %	31-12-20	30-06-20
Public sector	19,645	1.5	19,363	21,670
Individuals	147,287	2.1	144,304	145,323
Mortgages	91,623	0.2	91,428	92,279
Consumer	30,852	4.3	29,571	29,345
Credit cards	12,194	1.5	12,016	11,375
Other loans	12,617	11.8	11,289	12,325
Business	145,427	0.4	144,912	157,484
Non-performing loans	15,013	2.3	14,672	14,864
Loans and advances to customers (gross)	327,372	1.3	323,252	339,342
Allowances (1)	(11,620)	(4.0)	(12,105)	(12,523)
Loans and advances to customers	315,752	1.5	311,147	326,818

(1) Allowances include the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). As of June 30, 2021, December 31, 2020 and June 30, 2020 the remaining amount was €301m, €363m and €399m, respectively.

LOANS AND ADVANCES TO CUSTOMERS (GROSS. BILLIONS OF EUROS)	CUSTOMER FUNDS (BILLIONS OF EUROS)
(1) At constant exchange rates: +2.6%	(1) At constant exchange rates: +1.5%

CUSTOMER FUNDS (MILLIONS OF EUROS)

	30-06-21	Δ %	31-12-20	30-06-20
Deposits from customers	338,795	(1.1)	342,661	331,351
Current accounts	271,721	2.1	266,250	252,318
Time deposits	65,034	(14.0)	75,610	78,684
Other deposits	2,039	154.5	801	349
Other customer funds	109,598	6.5	102,947	100,813
Mutual funds and investment companies	69,814	7.6	64,869	63,237
Pension funds	37,709	4.1	36,215	35,664
Other off-balance sheet funds	2,074	11.3	1,863	1,912
Total customer funds	448,393	0.6	445,608	432,164

20

Solvency

Capital base

BBVA Group’s fully-loaded CET1 ratio stood at 14.17% at June 30, 2021 and includes the one-off effects of the sale of BBVA USA with an impact of +260 basis points on the capital position at the end of June 2021, and the impacts of the restructuring process of -25 basis points.

During the second quarter of 2021, the evolution of the consolidated fully-loaded CET 1 ratio continued to be supported by a high generation of earnings, with an impact of +38 basis points (which excludes the impact on the results of the two effects mentioned above), which mostly covers the prudential accrual for shareholder remuneration and the remuneration of Contingent Convertible bonds (hereinafter CoCos), -11 basis points as a whole, as well as the growth of organic risk-weighted assets (RWAs in the following) in the quarter which have detracted -6 basis points.

Apart from these effects, there is also an impact of -14 basis points that corresponds to the implementation of regulatory impacts on RWAs, among which the most notably is the entry into force of the new counterparty risk calculation framework. Finally, in the rest of the items that affect the evolution of the consolidated CET1 fully-loaded ratio, a negative impact of -13 basis points is recorded, mainly explained by a lower computation of non-controlling interests.

Consolidated fully-loaded RWAs decreased in the quarter by approximately €49,000m, which is explained by the exclusion of BBVA USA after the closing of the sale agreement to PNC on June 1. Excluding this singular effect, RWAs registered a slight increase of approximately €1,920m.

The consolidated fully-loaded additional Tier 1 capital (AT1) stood at 1.87% as of June 30, 2021, which results in a significant growth compared to the previous quarter of +25 basis points and which is supported by the reduction of RWA for the aforementioned exclusion of BBVA USA.

It should be noted that on April 14, BBVA carried out the early amortization of an issue of preferred securities that can be converted into BBVA ordinary shares (CoCos) dating from 2016 for €1,000m with a 8.875% coupon and whose impact was already included in the Group’s capital ratios as of March 31, 2021.

The consolidated fully-loaded Tier 2 ratio as of June 30, 2021 stood at 2.44%, its growth in the quarter (+20 basis points) is mainly explained by the effect of the RWA reduction due to the exclusion of BBVA USA.

The phased-in CET1 ratio, on consolidated terms, stood at 14.37% as of June 30, 2021, taking into account the transitory effect of the IFRS 9 standard. AT1 reached 1.86% and Tier 2 reached 2.52%, resulting in a total capital adequacy ratio of 18.75%.

Regarding shareholder remuneration, on April 29, 2021, a cash amount of €0.059 was distributed for each of the Bank’s shares, charged to BBVA’s share premium account, in accordance with what was approved in the General Shareholders’ Meeting of April 20, 2021. A cash distribution was also approved against the distribute items of BBVA of up to €533.4m, subject to the corresponding regulatory authorizations. Likewise, in order to be able to effectively implement a share buy-back program, the reduction of BBVA’s share capital was approved to a maximum corresponding to 10% of the current share capital through the amortization of treasury shares acquired through any mechanism with the objective of being amortized. The execution of the buyback program and the amortization of the shares acquired will be subject to the obtaining of the corresponding regulatory authorizations and being also subject, among other factors, to the price of the share. The European Central Bank (hereinafter ECB) published on July 23, 2021, a new recommendation ECB/2021/31 repealing recommendation ECB/2020/62 as of September 30, 2021. Recommendation ECB/2021/31 states that the ECB will assess banks’ capital trajectories and dividends or share buyback plans on an individual basis with a careful forward-looking assessment of capital plans in the context of the normal supervisory cycle, and repeals any further restrictions on dividends and share buybacks contained in recommendation ECB/2020/62. Once recommendation ECB/2021/31 has been released, BBVA intends to reintroduce its dividend policy announced on February 1, 2017 by the release of relevant information, that consist in the distribution of an annual payout of between 35% and 40% of the profits obtained in each financial year fully in cash in two different payments (expected for October and April, subject to the applicable authorizations) as from September 30, 2021.

SHAREHOLDER STRUCTURE (30-06-2021)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 500	349,964	41.2	65,616,409	1.0
501 to 5,000	393,255	46.3	689,014,893	10.3
5,001 to 10,000	57,020	6.7	401,131,352	6.0
10,001 to 50,000	44,434	5.2	849,915,229	12.7
50,001 to 100,000	3,208	0.4	218,437,393	3.3
100,001 to 500,000	1,437	0.2	259,744,818	3.9
More than 500,001	287	0.0	4,184,026,486	62.7
Total	849,605	100.0	6,667,886,580	100.0

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FULLY-LOADED CAPITAL RATIOS (PERCENTAGE)

CAPITAL BASE (MILLIONS OF EUROS)

	CRD IV phased-in			CRD IV fully-loaded
	30-06-21 (1) (2)	31-12-20	30-06-20	30-06-21 (1) (2)	31-12-20	30-06-20
Common Equity Tier 1 (CET 1)	43,903	42,931	42,119	43,306	41,345	40,647
Tier 1	49,599	49,597	48,186	49,007	48,012	46,602
Tier 2	7,688	8,547	9,344	7,466	8,101	8,552
Total Capital (Tier 1 + Tier 2)	57,287	58,145	57,531	56,473	56,112	55,153
Risk-weighted assets	305,599	353,273	362,050	305,543	352,622	362,388
CET1 (%)	14.37	12.15	11.63	14.17	11.73	11.22
Tier 1 (%)	16.23	14.04	13.31	16.04	13.62	12.86
Tier 2 (%)	2.52	2.42	2.58	2.44	2.30	2.36
Total capital ratio (%)	18.75	16.46	15.89	18.48	15.91	15.22

(1) As of June 30, 2021, the difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873).

(2) Preliminary data.

With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, on May 31, 2021, BBVA made public that it had received a new communication from the Bank of Spain on its minimum requirement for own funds and admissible liabilities (MREL) established by the Single Resolution Board (hereinafter SRB), calculated taking into account the financial and supervisory information as of December 31, 2019.

This communication on MREL replaces the one previously received and according to it, BBVA must reach, by January 1, 2022, an amount of own funds and eligible liabilities equal to 24.78%2 of the total RWAs of its resolution group, at a sub-consolidated3 level (hereinafter, the “MREL in RWAs”). Also, of this MREL in RWAs, 13.50% of the total RWAs must be met with subordinated instruments (the “subordination requirement in RWAs”). This MREL in RWAs is equivalent to 10.25% in terms of the total exposure considered for the purposes of calculating the leverage ratio (the “MREL in LR”), while the subordination requirement in RWAs is equivalent to 5.84% in terms of the total exposure considered for calculating the leverage ratio (the “subordination requirement in LR”). In the case of BBVA, the requirement that is currently the most restrictive is that expressed by the MREL in RWAs. Given the structure of own funds and admissible liabilities of the resolution group, as of June 30, 2021, the MREL ratio in RWAs stands at 29.55%4,5, complying with the aforementioned MREL requirement.

With the aim of reinforcing compliance with these requirements, in March 2021, BBVA carried out an issue of senior preferred debt for an amount of €1,000m, mitigating the loss of eligibility of two senior preferred issues and one senior non-preferred issue issued during 2017 and reaching their maturity in 2021. It should be noted that after the closing of the sale of BBVA USA, BBVA’s position for MREL purposes has been strengthened.

Lastly, the Group’s leverage ratio as of June 30, 2021, stood at 7.4% fully-loaded (7.5% phased-in) with a significant increase in the quarter of +90 basis points, which is mainly explained by the lower exposure after the exclusion of BBVA USA. These figures include the effect of the temporary exclusion of certain positions with the central bank foreseen in the “CRR-Quick fix”.

2 Pursuant to the new applicable regulation, the MREL in RWAs and the subordination requirement in RWAs do not include the combined requirement of capital buffers. For these purposes, the applicable combined capital buffer requirement would be 2.5%, without prejudice to any other buffer that may be applicable at any given time.

3 In accordance with the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB, the resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. As of December 31, 2019, the total RWAs of the resolution group amounted to €204,218m and the total exposure considered for the purpose of calculating the leverage ratio amounted to €422,376m.

4 Own resources and eligible liabilities to meet, both, MREL and the combined capital buffer requirement, which would be 2.5%, without prejudice to any other buffer that may be applicable at any given time.

5 As of June 30, 2021, the MREL ratio in LR stands at 12.43% and the subordination ratios in terms of RWAs and in terms of exposure of the leverage ratio, stand at 26.84% and 11.29%, respectively.

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Ratings

On June 24, 2021, in a joint review of several European banks, S&P changed BBVA’s outlook to stable from negative (confirming its A-rating), acknowledging the benefits of the Group’s geographic diversification, as well as its substantial capital reinforcement experienced after the BBVA USA sale. At the time this report is being released, the remaining agencies have maintained, both, BBVA’s rating and outlook unchanged, proving its stability. Therefore, all the agencies evaluating BBVA confirm the Bank’s A rating and a stable outlook, as the following table shows:

RATINGS

Rating agency	Long term (1)	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Stable
Moody’s	A3	P-2	Stable
Standard & Poor’s	A-	A-2	Stable

(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating respectively, to BBVA’s long term deposits.

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Risk management

Credit risk

The local authorities of the countries in which the Group operates initiated economic support measures in 2020, after the outbreak of the pandemic, including the granting of relief measures in terms of temporary payment deferrals for customers affected by the pandemic, as well as the granting of loans covered by public guarantees, especially to companies and SMEs.

These measures are supported by the rules issued by the authorities of the geographical areas where the Group operates as well by certain industry agreements and should help to ease the temporary liquidity needs of the customers. The classification of the customers’ credit quality and the calculation of the expected credit loss, once the credit quality of those customers have been reviewed under the new circumstances, will depend on the effectiveness of these relief measures. In any case, the incorporation of public guarantees is considered to be a mitigating factor in the estimation of the expected credit losses. The possibility of benefiting from this type of temporary deferral measures has already expired, except in Colombia and Turkey, where authorities have extended the deadline of the before-mentioned measures until the third quarter of 2021.

Regarding the public guarantee programs, in Spain, following the release of the RDL 5/2021 and the Code of Good Practices, which BBVA has joined voluntarily, term extensions can be requested until October 15, 2021, whereas in Peru, due to the extension of the Plan Reactiva, it is allowed until September 2021.

For the purposes of classifying exposures based on their credit risk, the Group has maintained a rigorous application of IFRS 9 at the time of the granting of the moratoriums and has reinforced the procedures to monitor credit risk both during their validity and upon their maturity. In this respect, additional indicators have been introduced to identify the significant increase in risk that may have occurred in some operations or a set of them and, where appropriate, proceed to classify it in the corresponding risk stage.

Likewise, the indications provided by the European Banking Authority (EBA) have been taken into account, to not consider as refinancing the moratoriums that meet a series of requirements, without prejudice to keep the exposure classified in the corresponding risk stage or its consideration as refinancing if it was previously so classified.

In relation to the temporary payment deferrals for customers affected by the pandemic, since the beginning BBVA has worked on an anticipation plan with the goal of mitigating as much as possible the impact of these measures in the Group, due to the high concentration of its maturities over time. As of June 30, 2021, the payment deferrals granted by the Group following EBA criteria amounted to €2,778m.

Calculation of expected losses due to credit risk

To respond to the circumstances generated by the COVID-19 pandemic in the macroeconomic environment, characterized by a high level of uncertainty regarding its intensity, duration and speed of recovery, forward-looking information has been updated in the IFRS 9 models to incorporate the best information available at the date of the publication of this report. The estimation of the expected losses has been calculated for the different geographical areas in which the Group operates, with the best information available for each of them, considering both the macroeconomic perspectives and the effects on specific portfolios, sectors or specific debtors. The scenarios used consider the various economic measures that have been announced by governments as well as monetary, supervisory and macroprudential authorities around the world. However, the final magnitude of the impact of this pandemic on the Group’s business, financial situation and results, which could be material, will depend on future and uncertain events, including the intensity and persistence over time of the consequences derived from the pandemic in the different geographical areas in which the Group operates.

The expected losses calculated according to the methodology provided by the Group, including macroeconomic projections, have been supplemented with quantitative management adjustments in order to include issues that might imply a potential impairment which due to its nature is not included in the model and which will be assigned to specific operations in case this impairment materializes (e.g, sectors and collectives more affected by the crisis).

As of June 30, 2021, in order to incorporate those aspects not included in the impairment models, there are management adjustments to the expected losses amounting to €348m for the entire Group, €315m in Spain and €32m in Peru. As of December 31, 2020 this concept amounted to €223m, allocated in Spain. The variation is due to a net additional allowance in Spain and Peru given the possibility that new extensions in the financing granted or agreements in order to ensure business viability materialize.

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The evolution of the exposure of corporate banking clients to the sectors that have been considered most vulnerable in the COVID-19 pandemic environment is shown below:

EXPOSURE AT DEFAULT TO MOST VULNERABLE SECTORS (MILLIONS OF EUROS)

	30-06-21	31-03-21	31-12-20	30-09-20	30-06-20
Leisure (1)	8,941	9,221	9,279	9,237	9,383
Real estate sector (2)	6,839	7,021	7,004	7,400	7,633
Retailers (3)	3,328	3,146	3,162	3,371	3,680
Air transportation	898	938	965	1,111	1,061
Total	20,006	20,326	20,410	21,119	21,757

General note: data excluding BBVA USA and the rest of Group’s companies in the United States sold to PNC on June 1, 2021, for all periods.

(1) Among others; includes hotels, restaurants, travel agencies and gaming.

(2) Excludes real estate developers.

(3) Exposure to this sector in Spain and Rest of Businesses is excluded due to the improvement of the outlook. Retailers non-food.

BBVA Group’s main risk indicators, excluding the balances from discontinued operations, (i.e. BBVA excluding BBVA USA and the rest of Group’s companies in the United States sold to PNC on June 1, 2021), have behaved as follows during the first half of 2021, as a result, among other reasons, of the situation generated by the pandemic:

•

Credit risk has increased by 1.4% (up 2.0% at constant exchange rates) during the second quarter of 2021, registering growth in Mexico caused by retail activity, Spain (mainly due to corporate and institutions banking activity) and Rest of business, maintaining practically flat activity in Turkey and South America (the activity decline in Peru, Chile and Colombia is partially offset by growth in Argentina and Uruguay). Compared to December 2020, credit risk has increased by 0.9% (up 1.7% at constant exchange rates).

•

The balance of non-performing loans increased slightly in the second quarter of the year by 0.4% (up 1.2% at constant exchange rates) mainly in Turkey due to the reclassification of a wholesale client in April, causing no impact in provisions. Compared to December 2020, an increase of 1.5% is registered (up 2.5% at constant exchange rates).

NON-PERFORMING LOANS(1) AND PROVISIONS(1) (MILLIONS OF EUROS)

(1) Excludes: BBVA USA and the rest of the Group’s companies in the United States sold to PNC on June 1, 2021.

•	The NPL ratio stood at 4.2% at the end of June 2021 (4.3% in March, 2021), 2 basis points above the end of December, 2020.

•	Loan-loss provisions decreased by 4.5% compared to December 2020 (down 4.6% in the quarter).

•	The NPL coverage ratio amounted to 77%, -476 basis points compared to the end of 2020.

•	The cumulative cost of risk as of 30-06-2021 stood at 1.00%, reducing 55 basis points compared to the end of 2020, due to lower requirements in all geographic areas.

NPL(1) AND NPL COVERAGE(1) RATIOS AND COST OF RISK(1) (PERCENTAGE)

(1) Excluding BBVA USA and the rest of the Group’s companies in the United States sold to PNC on June 1, 2021.

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CREDIT RISK (1) (MILLIONS OF EUROS)

	30-06-21	31-03-21	31-12-20	30-09-20	30-06-20
Credit risk	370,348	365,292	366,883	365,127	384,310
Non-performing loans	15,676	15,613	15,451	15,006	15,594
Provisions	12,033	12,612	12,595	12,731	12,957
NPL ratio (%)	4.2	4.3	4.2	4.1	4.1
NPL coverage ratio (%) (2)	77	81	82	85	83

General note: figures excluding BBVA USA and the rest of Group’s companies in the United States sold to PNC on June 1, 2021, for the periods of 2021 and 2020, and the classification of BBVA Paraguay as non-current assets and liabilities held for sale for the periods of 2020.

(1) Includes gross loans and advances to customers plus guarantees given.

(2) The NPL coverage ratio includes the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). Excluding these allowances, the NPL coverage ratio would stand at 75% as of June 30, 2021, 79% as of December 31, 2020 and 81% as of June 30, 2020.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	2Q21 (1)	1Q21	4Q20	3Q20	2Q20
Beginning balance	15,613	15,451	15,006	15,594	15,290
Entries	2,320	1,915	2,579	1,540	1,892
Recoveries	(1,073)	(923)	(1,016)	(1,028)	(1,045)
Net variation	1,247	992	1,563	512	847
Write-offs	(1,124)	(794)	(1,149)	(510)	(709)
Exchange rate differences and other	(60)	(36)	31	(590)	165
Period-end balance	15,676	15,613	15,451	15,006	15,594
Memorandum item:
Non-performing loans	15,013	14,933	14,709	14,269	14,909
Non performing guarantees given	663	681	743	737	684

General note: figures excluding BBVA USA and the rest of Group’s companies in the United States sold to PNC on June 1, 2021, for the periods of 2021 and 2020, and the classification of BBVA Paraguay as non-current assets and liabilities held for sale for the periods of 2020.

(1) Preliminary data.

Structural risks

Liquidity and funding

Liquidity and funding management at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing. In this context, it is important to notice that, given the nature of BBVA’s business, the funding of lending activity is fundamentally carried out through the use of stable customer funds.

Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating), without fund transfers or financing occurring between either the parent company and the subsidiaries or between the different subsidiaries. This strategy limits the spread of a liquidity crisis among the Group’s different areas, and ensures that the cost of liquidity and financing is correctly reflected in the price formation process.

In view of the initial uncertainty caused by the outbreak of COVID-19 in March 2020, the various different central banks provided a joint response through specific measures and programs, the extent of which, in some cases, has been extended until 2021 to facilitate the financing of the real economy and the provision of liquidity in the financial markets, increasing liquidity buffers in almost all geographical areas.

The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with liquidity ratios well above the minimum required:

•

The BBVA Group’s liquidity coverage ratio (LCR) remained comfortably above 100% throughout the first half of 2021, and stood at 179% as of June, 30. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no type of excess liquidity levels in foreign subsidiaries are considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the BBVA Group’s LCR would stand at 218%.

•

The net stable funding ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, demands banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The BBVA Group’s NSFR ratio, calculated based on the criteria established in the Regulation (UE) 2019/876 of the European Parliament and the European Council, as of 20 May, 2019; whose starting date is June 2021, stood at 134% as of June 30, 2021.

26

The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 30-06-21)
	Eurozone (1)	Mexico	Turkey	South America

LCR	209	207	186	All countries >100

NSFR	127	139	160	All countries >100

(1) Perimeter: Spain + the rest of the Eurozone where BBVA has presence.

One of the key elements in BBVA’s Group liquidity and funding management is the maintenance of large high quality liquidity buffers in all business areas where the group operates. In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) accounting to €148 billion, among which, 95% correspond to maximum quality assets (LCR Tier 1).

The most relevant aspects related to the main geographical areas are the following:

•

In the Eurozone, BBVA maintains a comfortable position with a large, high-quality liquidity buffer. During the first half of 2021, commercial activity has drawdown liquidity amounting to approximately €9 billion mainly explained by outflows during the first quarter of wholesale deposits that held very high balances at the end of December 2020. It should be noted that during the second quarter of 2021, the payment of the BBVA USA sale operation to PNC has taken place, closed on June 1, 2021. In March 2021, BBVA S.A. took part in the TLTRO III liquidity window program to take advantage of the improved conditions announced by the European Central Bank (ECB) in December 2020, with an amount drawn of €3.5 billion, which when added together with the €34.9 billion available at the end of December 2020 it totaled €38.4 billion. In this regard, the ECB continues to support liquidity in the system through the measures it has implemented since the start of the pandemic, and it should be noted that it announced the extension of the accelerated asset purchases under its PEPP program (Pandemic Emergency Purchase Programme) during the third quarter of 2021.

•

In BBVA Mexico, commercial activity has provided liquidity during the first half of 2021 for, approximately, 15 billion Mexican pesos, derived from a higher growth in customer funds compared with the increase in lending activity. This negative credit gap is expected to decrease during the second half due to the recovery in lending activity, favored by the better growth trend in the country. This solid liquidity position is enabling an efficiency policy in the funding costs, which is resulting in savings in net interest income, compared with the second half of 2020. Looking at wholesale issuances, last April a senior issue amounting to 1,000 million Mexican pesos was absorbed without needing to be refinanced, as it also happened with the subordinated issue amounting to USD 750m which was absorbed in March, 2021.

•

The Central Bank of the Republic of Turkey (CBRT) has continued its restrictive policies, increasing both reserve requirement rates and the base rate by 200 basis points. During March, the central bank governor was replaced, provoking some market volatility which although having been reduced during the second quarter of 2021, is maintained because of the monetary policy risks. In the first half, the Bank’s lending gap has kept stable in local currency with a similar increase in loans and deposits. Regarding foreign currency, both loans and deposits have decreased by a similar amount. Garanti BBVA continues to maintain a strong liquidity buffer.

•

In South America, the liquidity situation remains suitable throughout the region, helped by the support of various central banks and governments which, in order to mitigate the impact of the COVID-19 crisis, have acted by implementing measures to stimulate economic activity and provide greater liquidity in financial systems. In Argentina, liquidity in the system continues to increase due to higher growth in deposits than loans in local currency. A comfortable liquidity position has been maintained in Colombia following the adjustment for excess liquidity made in the second half of 2020 through reducing wholesale deposits. This situation has not been affected by social riots occurred in the country. The same can be said for BBVA Peru, in spite of the instability in these last months, caused by the country’s electoral process.

The main transactions carried out in wholesale financing markets by the companies that form part of the BBVA Group on the first half of 2021 were:

•	In March 2021 BBVA, S.A. issued preferred senior debt totaling €1,000m at 0.125% (for more information on this transaction see the “Solvency” chapter in this report).

•

In Turkey, there have been no issuances during the first half of 2021. On June 2, BBVA Garanti renewed 100% of a syndicated loan indexed to sustainability criteria. Formed by two separate sections, amounting to USD 279m and €294m with a 1-year expiration date and signed by 34 banks from 18 different countries.

•	In South America, BBVA Uruguay issued the first sustainable bond on the Uruguayan financial market in February for USD 15m at an initial interest rate of 3.854%.

Foreign exchange

Foreign exchange risk management of BBVA’s long-term investments, principally stemming from its overseas franchises, aims to preserve the Group’s capital adequacy ratio and ensure the stability of its income statement.

BBVA has maintained its policy of actively hedging its main investments in emerging markets, covering on average between 30% and 50% of annual earnings and around 70% of the CET1 capital ratio surplus. The closing of the sale of BBVA USA in June 2021 has modified, at least temporarily as long as the Group’s ratio remains over the standards, the Group’s CET1 ratio sensitivity to changes in the currencies. The most affected sensitivity by this change has been the US dollar, which stands at +18 basis points in the face of a 10% depreciation in the currency. The sensitivity of the Mexican peso is slightly reduced to -4 basis points and in the case of the Turkish lira the sensitivity becomes practically nil, also in the case of a depreciation of 10% in both currencies. For its part, the coverage of the expected results for 2021 stands at levels close to 75% in Mexico, 70% in the case of Turkey and close to 100% in Peru and Colombia.

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Interest rate

Interest rate risk management seeks to limit the impact that BBVA can suffer, both in terms of net interest income (short-term) and economic value (long-term), through movements in the interest rate curves in the various different currencies in which the Group operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking Authority (EBA), in order to determine the potential impact of a range of scenarios on the Group’s various different balance sheets.

The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. Of particular relevance are assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates. These assumptions are reviewed and adapted at least once a year to take into account any changes in behavior.

At the aggregate level, BBVA continues to maintain a moderate risk profile, in accordance with the established objective, showing positive sensitivity toward interest rate increases in the net interest income. The effective management of structural balance sheet risk has allowed it to mitigate the negative impact of the downward trend in interest rates and the volatility experienced as a result of the effects of COVID-19, and is reflected in the soundness and recurrence of net interest income.

At the market level in the second quarter of 2021, in Europe there have been moderate increases in yields in the long sections of the sovereign curves, which continue to be anchored by the ECB’s purchasing program, while in the United States there has been a flattening of the curve, with rises in the short part due to the anticipation of interest rate hikes by the Fed. This flattening has also been transferred to the fixed income markets of other emerging countries, especially in Mexico, whereas in Peru and in Colombia there have been increases of the same for idiosyncratic reasons. All of the above has had a limited impact on the generation of net interest income for the different units.

By area, the main features are:

•

Spain has a balance sheet characterized by a high proportion of variable-rate loans (basically mortgages and corporate lending) and liabilities composed mainly of customer deposits. The ALCO portfolio acts as a management lever and hedging for the bank’s balance sheet, mitigating its sensitivity to interest rate fluctuations. The balance sheet’s profile has remained stable during the year, showing an interest net income sensitivity to 100 basis points increases by the interest rates around 20%.

On the other hand, the ECB held the marginal deposit facility rate unchanged at -0.50% and maintained the extraordinary support programs created after the outbreak of the COVID-19 crisis. This has created stability in European benchmark interest rates (Euribor) throughout the first half of 2021. In this matter, customer spread keeps pressured by the low interest rates environment.

•

Mexico continues to show a balance between fixed and variable interest rates balances. In terms of assets that are most sensitive to interest rate fluctuations, the commercial portfolio stands out, while consumer loans and mortgages are mostly at a fixed rate. The ALCO portfolio is used to neutralize the longer duration of customer deposits. Net interest income sensitivity continues to be limited, registering a positive impact against 100 basis points increases in the Mexican peso which is around 2%. The monetary policy rate stood stable compared to December 2020 (4,25%), after a 25 basis points reduction during the first quarter of 2021 and a 25 basis points increase in June. Regarding the consumer spread, a slight increase compared to first quarter is appreciated, a trend which should continue due to the high interest rates environment.

•

In Turkey, the sensitivity of loans, which are mostly fixed-rate with relatively short maturities, and the ALCO portfolio are balanced by the sensitivity of deposits on the liability side. That is why the interest rate risk (broken down into Turkish lira and US dollars) is limited. With regard to base rates, the first quarter ended 200 basis points above the level seen in December 2020 while they kept stable during the second quarter of 2021. Consumer spread expressed in Turkish liras has been negatively affected by rates increases materialized since the second half of 2020.

•

In South America, the risk profile for interest rates remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with a low net interest income sensitivity. In addition, in balance sheets with several currencies, interest-rate risk is managed for each of the currencies, showing a very low level of risk. No changes were observed in the base rates of the central banks of Peru and Colombia during the first half of the year, and they remain at all-time lows. The consumer spread has been penalized by the low-rates environment. However, a recovery is expected as soon as the central banks increase these rates to their standards.

28

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, for each one of them, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios.

BBVA Group’s business areas structure reported by the BBVA Group as of June 30, 2021, differs from the one presented at the end of 2020, mainly as a consequence of the disappearance of the United States as a business area, derived from the sale agreement reached with PNC. BBVA will continue to have a presence in the United States, mainly through the wholesale business which the Group develops in the New York branch and its broker dealer BBVA Securities Inc.

The composition of BBVA Group business areas at the end of the first half of 2021 is summarized below:

•

Spain mainly includes the banking and insurance businesses that the Group carries out in this country, including the results of the new company created from the bancassurance agreement reached with Allianz at the end of 2020.

•	Mexico includes banking and insurance businesses in this country, as well as the activity that BBVA Mexico carries out through its branch in Houston.

•	Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

•

South America mainly includes banking and insurance activity conducted in the region. The information for this business area includes BBVA Paraguay data for the results, activity, balances and relevant business indicators for 2020 and is not included in 2021 as the sale agreement was reached in January 2021.

•

Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain) and in the United States, as well as the banking business developed through BBVA’s 5 branches in Asia.

The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function; structural exchange rate positions management, portfolios whose management is not linked to customer relations, such as financial and industrial holdings, including the stake the venture capital fund Propel Venture Partners; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as such portfolios and assets’ funding. Additionally, the results obtained by the Group’s businesses in the United States until their sale to PNC on June 1, 2021, are presented in a single line of the income statements called “Profit (loss) after taxes from discontinued operations”. Finally, the costs related to the BBVA S.A. restructuring process in Spain, being considered such process an strategic decision, are included in this aggregated area and are registered in the line “Net cost related to the restructuring process”.

In addition to these geographical breakdowns, supplementary information is provided for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. This business is relevant to have a broader understanding of the Group’s activity and results due to the important features of the type of customers served, products offered and risks assumed.

The information by business area is based on units at the lowest level and/or companies that comprise the Group, which are assigned to the different areas according to the main region or company group in which they carry out their activity. The figures corresponding to 2020 have been elaborated following the same criteria and the same structure of the areas that have been already explained, in a way that year-on-year comparisons are homogeneous.

Regarding the shareholders’ funds allocation, a capital allocation system based on the consumed regulatory capital is used.

Finally it should be noted that, as usual, in the case of the different business areas in America, Turkey, Rest of Business and CIB, apart from including the year-on-year variations applying current exchange rates, the ones at constant exchange rates are also given.

29

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	S Business areas	Corporate Center
1H21
Net interest income	6,955	1,762	2,771	1,036	1,328	140	7,037	(82)
Gross income	10,259	3,057	3,604	1,571	1,480	400	10,112	147
Operating income	5,661	1,557	2,337	1,073	797	173	5,938	(277)
Profit/(loss) before tax	3,883	1,013	1,605	953	424	184	4,179	(296)
Net attributable profit or (loss) excluding non-recurring impacts (1)	2,327	745	1,127	384	218	145	2,619	(292)
1H20
Net interest income	7,561	1,801	2,717	1,534	1,443	145	7,640	(79)
Gross income	10,639	2,909	3,553	1,957	1,664	451	10,534	106
Operating income	5,980	1,376	2,351	1,394	945	221	6,287	(307)
Profit/(loss) before tax	1,757	128	893	715	297	140	2,173	(416)
Net attributable profit or (loss) excluding non-recurring impacts (1)	947	108	656	266	159	109	1,298	(350)

(1) Non-recurring impacts include: (I) profit/(loss) after tax from discontinued operations during the first quarter of 2021 and 2020; and (II) the net cost related to the restructuring process in the first half of 2021.

GROSS INCOME (1), OPERATING INCOME(1) AND NET ATTRIBUTABLE PROFIT(1) BREAKDOWN (PERCENTAGE. 1H21)

(1) Excludes the Corporate Center.

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of businesses	S Business areas	Corporate Center	Deletions	NCA&L (1)
30-06-21
Loans and advances to customers	315,752	169,948	52,874	36,911	32,635	24,241	316,608	575	(1,430)	—
Deposits from customers	338,795	200,197	58,728	39,858	35,236	6,873	340,893	173	(2,271)	—
Off-balance sheet funds	109,598	66,399	24,752	3,935	13,961	550	109,597	0	—	—
Total assets/liabilities and equity	648,169	399,180	114,501	59,243	53,343	34,364	660,631	31,142	(43,604)	—
RWAs	305,599	112,030	62,396	53,554	39,113	28,883	295,976	9,623	—	—
31-12-20
Loans and advances to customers	311,147	167,998	50,002	37,295	33,615	24,015	312,926	505	(1,299)	(985)
Deposits from customers	342,661	206,428	54,052	39,353	36,874	9,333	346,040	363	(2,449)	(1,293)
Off-balance sheet funds	102,947	62,707	22,524	3,425	13,722	569	102,947	—	—	—
Total assets/liabilities and equity	736,176	410,409	110,236	59,585	55,436	35,172	670,839	105,416	(40,080)	—
RWAs	353,273	104,388	60,825	53,021	39,804	24,331	282,370	70,903	—	—

(1) Non-current assets and liabilities held for sale (NCA&L) from BBVA Paraguay as of 31-12-20.

30

BBVA Group, as of June 30, 2021, counted with 111,322 employees, 6,617 branches and 29,248 ATMs, registering a decrease of -9.6%, -11.0% and -5.7%, respectively, compared with December 2020. Said decrease was mainly caused by the withdrawal of BBVA USA and the rest of the Group’s companies in the United States after whose sale to PNC took place on June 1, 2021.

NUMBER OF EMPLOYEES	NUMBER OF BRANCHES

NUMBER OF ATMS

31

Spain

Highlights

●	Growth in lending activity and slight decline in customer funds.

●	Improvement in the efficiency ratio and cost of risk.

●	Favorable year-on-year evolution of the main margins.

●	Decrease in the impairment on financial assets, compared to the first half of 2020 which was strongly affected by the pandemic.

BUSINESS ACTIVITY(1) (YEAR-TO-DATE CHANGE)	NET INTEREST INCOME/ATAS (PERCENTAGE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS)

.

32

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H21	Δ %	1H20
Net interest income	1,762	(2.2)	1,801
Net fees and commissions	1,058	16.5	908
Net trading income	283	71.3	165
Other operating income and expenses	(46)	n.s.	34
Of which: Insurance activities (1)	180	(23.9)	237
Gross income	3,057	5.1	2,909
Operating expenses	(1,499)	(2.2)	(1,533)
Personnel expenses	(852)	(1.6)	(866)
Other administrative expenses	(428)	(2.1)	(437)
Depreciation	(220)	(4.7)	(230)
Operating income	1,557	13.2	1,376
Impairment on financial assets not measured at fair value through profit or loss	(343)	(61.1)	(883)
Provisions or reversal of provisions and other results	(202)	(44.8)	(365)
Profit/(loss) before tax	1,013	n.s.	128
Income tax	(266)	n.s.	(18)
Profit/(loss) for the period	746	n.s.	110
Non-controlling interests	(1)	(28.2)	(2)
Net attributable profit/(loss)	745	n.s.	108
(1) Includes premiums received net of estimated technical insurance reserves.

Balance sheets	30-06-21	Δ %	31-12-20
Cash, cash balances at central banks and other demand deposits	22,583	(41.1)	38,356
Financial assets designated at fair value	140,122	1.6	137,969
Of which: Loans and advances	36,526	19.1	30,680
Financial assets at amortized cost	198,928	0.4	198,173
Of which: Loans and advances to customers	169,948	1.2	167,998
Inter-area positions	28,842	8.9	26,475
Tangible assets	2,499	(13.9)	2,902
Other assets	6,206	(5.0)	6,535
Total assets/liabilities and equity	399,180	(2.7)	410,409
Financial liabilities held for trading and designated at fair value through profit or loss	71,093	(3.8)	73,921
Deposits from central banks and credit institutions	58,398	(0.7)	58,783
Deposits from customers	200,197	(3.0)	206,428
Debt certificates	36,940	(9.9)	41,016
Inter-area positions	—	—	—
Other liabilities	19,375	14.3	16,955
Regulatory capital allocated	13,177	(1.0)	13,306

Relevant business indicators	30-06-21	Δ %	31-12-20
Performing loans and advances to customers under management (1)	167,265	1.1	165,511
Non-performing loans	8,243	(1.2)	8,340
Customer deposits under management (1)	199,581	(3.0)	205,809
Off-balance sheet funds (2)	66,399	5.9	62,707
Risk-weighted assets	112,030	7.3	104,388
Efficiency ratio (%)	49.0		54.6
NPL ratio (%)	4.2		4.3
NPL coverage ratio (%)	64		67
Cost of risk (%)	0.41		0.67

(1) Excluding repos.

(2) Includes mutual funds and pension funds.

33

Activity

The most relevant aspects related to the area’s activity during the first half of 2021 were:

•

Lending activity (performing loans under management) increased compared to the close of 2020 (+1.1%) mainly due to growth in consumer loans (including credit cards which increased by 4.6%), small and medium-sized enterprises (+4.4%) and loans to institutions (+14.3%). Mortgage loans, for its part, remained stable during the first half (-0.4%).

•	With regard to asset quality, the NPL and NPL coverage ratios stood at 4.2% and 64%, respectively, at the close of March 2021.

•

Total customer funds recorded a slight decrease of -0.9% compared to the close of 2020, thanks to the evolution of off-balance sheet funds (+5.9%), which offset the reduction in customer deposits under management (-3.0%).

Results

Spain generated a net attributable profit of €745m during the first half of 2021, considerably higher than the €108m generated in the same period of the previous year, mainly due to provisions for impairment on financial assets made between January and June 2020 due to the outbreak of COVID-19, the increased contribution of fee-based revenues and NTI in 2021, as well as lower operating expenses.

The main highlights of the area’s income statement are:

•	Net interest income decreased compared to the first half of the previous year (-2.2%), affected by the falling interest rate environment and partially compensated by lower financing costs.

•

Net fees and commissions performed well (+16.5% year-on-year), supported by a greater contribution from revenues associated with banking services, asset management and income from insurance activities.

•	NTI amounted to €283m between January and June 2021, with year-on-year growth of 71.3%, mainly due to the results of Global Markets.

•

The other operating income and expenses line compares negatively to the first half of the previous year, showing a cumulative loss of €-46m at the close of June 2021 compared to a positive cumulative result of €34m at the close of June 2020, mainly due to the higher contribution to the SRF and the lower contribution from the insurance business following the bancassurance operation with Allianz.

•

Operating expenses were down (-2.2% year-on-year) as a result of lower personnel expenses, overheads and depreciation. Therefore, the efficiency ratio stood at 49.0% compared to 52,7% in the first half of 2020.

•

Impairment on financial assets amounted to €-343m, a significant reduction from the amount recorded in the first half of 2020, mainly due to the negative impact of the worsening macroeconomic scenario caused by pandemic following the outbreak of COVID-19 in March 2020, as well as the improvement of this scenario in 2021. The cumulative cost of risk at the close of June 2021 stood at 0.41%, down from 0.45% at the close of March 2021.

•	The provisions and other results line closed at €-202m compared to €-365m in the same period last year, which included provisions for potential claims.

•	The costs related to the restructuring process are entirely recorded in the Corporate Center’s income statement.

34

Mexico

Highlights

●	Growth in lending activity during the first half of the year, driven by the retail portfolio.

●	Customer funds performed well, with growth in demand deposits and a shift from time deposits toward mutual funds.

●	Increase in recurring income and strong operating income.

●	Lower impairment losses on financial assets, due to the additional provisions for COVID-19 made in the first half of 2020.

BUSINESS ACTIVITY(1) (YEAR-TO-DATE CHANGE, AT A CONSTANT EXCHANGE RATE)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rate: -0.6%	(1) At current exchange rate: +71.8%

35

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H21	Δ %	Δ %(1)	1H20
Net interest income	2,771	2.0	3.9	2,717
Net fees and commissions	581	13.6	15.7	511
Net trading income	165	(28.8)	(27.4)	232
Other operating income and expenses	87	(6.0)	(4.2)	93
Gross income	3,604	1.4	3.3	3,553
Operating expenses	(1,267)	5.4	7.4	(1,202)
Personnel expenses	(524)	6.1	8.1	(494)
Other administrative expenses	(585)	6.6	8.6	(549)
Depreciation	(158)	(0.6)	1.3	(159)
Operating income	2,337	(0.6)	1.3	2,351
Impairment on financial assets not measured at fair value through profit or loss	(741)	(46.8)	(45.8)	(1,394)
Provisions or reversal of provisions and other results	9	n.s.	n.s.	(64)
Profit/(loss) before tax	1,605	79.8	83.2	893
Income tax	(478)	101.9	105.7	(237)
Profit/(loss) for the period	1,127	71.8	75.0	656
Non-controlling interests	(0)	68.9	72.0	(0)
Net attributable profit/(loss)	1,127	71.8	75.0	656

Balance sheets	30-06-21	Δ %	Δ %(1)	31-12-20
Cash, cash balances at central banks and other demand deposits	13,097	43.0	38.1	9,161
Financial assets designated at fair value	34,697	(4.6)	(7.8)	36,360
Of which: Loans and advances	1,474	(43.1)	(45.0)	2,589
Financial assets at amortized cost	61,847	3.4	(0.2)	59,819
Of which: Loans and advances to customers	52,874	5.7	2.1	50,002
Tangible assets	1,661	0.9	(2.6)	1,647
Other assets	3,197	(1.6)	(5.0)	3,249
Total assets/liabilities and equity	114,501	3.9	0.3	110,236
Financial liabilities held for trading and designated at fair value through profit or loss	22,388	(5.9)	(9.2)	23,801
Deposits from central banks and credit institutions	5,349	4.4	0.8	5,125
Deposits from customers	58,728	8.7	4.9	54,052
Debt certificates	7,897	3.4	(0.2)	7,640
Other liabilities	12,924	0.1	(3.3)	12,911
Regulatory capital allocated	7,215	7.6	3.9	6,707

Relevant business indicators	30-06-21	Δ %	Δ %(1)	31-12-20
Performing loans and advances to customers under management (2)	53,184	5.4	1.8	50,446
Non-performing loans	1,748	(3.9)	(7.2)	1,818
Customer deposits under management (2)	57,411	6.8	3.1	53,775
Off-balance sheet funds (3)	24,752	9.9	6.1	22,524
Risk-weighted assets	62,396	2.6	(0.9)	60,825
Efficiency ratio (%)	35.2			33.4
NPL ratio (%)	3.1			3.3
NPL coverage ratio (%)	118			122
Cost of risk (%)	2.83			4.02

(1) Figures at constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds and other off-balance sheet funds.

36

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the first half of 2021 were:

●

Lending activity (performing loans under management) grew by 1.8% compared to December 2020. This is mainly explained by the dynamism shown by the retail portfolio, which has benefited from the country’s slight economic recovery. Specifically, the mortgage portfolio continues to show positive growth (+3.9%), consumer finance pushes its growth trend (+1.5%) compared to December 2020 and SME financing has increased by 8.7% compared to the end of December 2020. Credit cards also showed an upward growth trend in the six-month period (+1.9%). On the other hand, the wholesale portfolio recorded slight growth compared to the close of December 2020 (+0.9%) despite the slowdown experienced in the quarter, thanks to the good performance of loans to the government and companies (+3.7% and +0.3% respectively, compared to December 2020). As a result, BBVA Mexico’s portfolio mix stands at 50% retail and 50% wholesale.

●

With regard to asset quality indicators, the NPL ratio increased by 9 basis points in the second quarter of 2021 to 3.1%, even though it remained lower than at the close of December 2020 (3.3%). The NPL coverage ratio decreased to 118%.

●

Customer deposits under management showed an increase of 3.1% in the six-month period. This evolution is explained by a growth of 5.3% in demand deposits, especially among retail customers, due to their preference of having liquid balances within an environment of uncertainty due to the pandemic. Meanwhile, there was a shift from time deposits, which showed a contraction between January and June 2021 (-6.0%), toward mutual funds (+6.0%). This has allowed BBVA Mexico to improve its deposits mix, with 82.5% of total deposits in lower-cost transactional funds.

Results

BBVA Mexico achieved a net attributable profit of €1,127m in the first half of 2021, representing a 75.0% increase compared to the same period of the previous year. It should be noted that the first half of 2020 was a historically atypical period with a sharp increase in impairment on financial assets as a result of the worsening macroeconomic scenario following the outbreak of the COVID-19 pandemic in March 2020.

The most relevant aspects related to the income statement are summarized below:

●

Net interest income closed higher than the first half of 2020 (+3.9%), due to lower financing costs, the impact of customer support measures against the pandemic approved in the second quarter of 2020 and, to a lesser extent, the improvement in the portfolio mix so far this year. Also notable is the upward trend of the recovery in the new retail loan origination, which is beginning to be reflected in this income statement line.

●	Net fees and commissions increased 15.7% thanks to higher billing, especially in credit cards, as well as to those fees related from asset management.

●

NTI declined year-on-year by -27.4%, mainly due to volatility in the financial markets, which affected the results of the Global Markets unit (which performed very well in 2020) and lower ALCO portfolio results.

●

The other operating income and expenses line recorded a year-on-year decrease of -4.2%, due to a lower contribution from the insurance business, explained by increased claims mainly in the life insurance activity as a result of the pandemic.

●

Operating expenses (+7.4%) increased as a result of higher personnel expenses and overheads, explained by an increase in IT expenses and the effect of the Mexican peso depreciating against the US dollar.

●

The impairment on financial assets line item decreased significantly compared to the same period of last year (-45.8%), mainly due to additional provisions for COVID-19 recorded in March 2020, which included the effects of a worsening macroeconomic scenario compared to the scenario initially predicted at the beginning of the previous year. With regard to the cumulative cost of risk as of June 2021, it continued on its downward trend and stood at 2.83%.

●	The provisions and other results line showed a favorable comparison to the first half of 2020, which included provisions related to contingent risks arising from COVID-19.

37

Turkey

Highlights

●	Activity growth driven by Turkish lira loans and deposits.

●	Outstanding performance of NTI and net fees.

●	Operating expenses growth in line with the average inflation.

●	Net attributable profit growth driven by lower impairment losses on financial assets in a comparative heavily affected by the effects of the pandemic in 2020.

BUSINESS ACTIVITY(1) (YEAR-TO-DATE CHANGE, AT A CONSTANT EXCHANGE RATE)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rate:-23.1%	(1) At current exchange rate:+44.3%

38

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H21	Δ %	Δ %(1)	1H20
Net interest income	1,036	(32.5)	(10.1)	1,534
Net fees and commissions	297	12.5	49.7	264
Net trading income	180	41.9	88.9	127
Other operating income and expenses	58	82.8	143.3	32
Gross income	1,571	(19.7)	6.9	1,957
Operating expenses	(499)	(11.4)	18.0	(562)
Personnel expenses	(282)	(8.3)	22.0	(307)
Other administrative expenses	(153)	(10.8)	18.7	(172)
Depreciation	(64)	(23.6)	1.7	(83)
Operating income	1,073	(23.1)	2.4	1,394
Impairment on financial assets not measured at fair value through profit or loss	(168)	(72.9)	(63.9)	(618)
Provisions or reversal of provisions and other results	48	n.s.	n.s.	(61)
Profit/(loss) before tax	953	33.2	77.3	715
Income tax	(175)	(0.4)	32.6	(175)
Profit/(loss) for the period	778	44.0	91.7	540
Non-controlling interests	(394)	43.7	91.3	(274)
Net attributable profit/(loss)	384	44.3	92.1	266

Balance sheets	30-06-21	Δ %	Δ %(1)	31-12-20
Cash, cash balances at central banks and other demand deposits	6,657	21.5	37.6	5,477
Financial assets designated at fair value	5,154	(3.3)	9.5	5,332
Of which: Loans and advances	427	2.8	16.5	415
Financial assets at amortized cost	45,508	(2.6)	10.4	46,705
Of which: Loans and advances to customers	36,911	(1.0)	12.1	37,295
Tangible assets	814	(9.6)	2.4	901
Other assets	1,111	(5.0)	7.5	1,170
Total assets/liabilities and equity	59,243	(0.6)	12.6	59,585
Financial liabilities held for trading and designated at fair value through profit or loss	1,970	(15.7)	(4.5)	2,336
Deposits from central banks and credit institutions	3,749	10.9	25.6	3,381
Deposits from customers	39,858	1.3	14.7	39,353
Debt certificates	3,870	(4.1)	8.6	4,037
Other liabilities	3,685	(14.5)	(3.1)	4,308
Regulatory capital allocated	6,111	(0.9)	12.2	6,170

Relevant business indicators	30-06-21	Δ %	Δ %(1)	31-12-20
Performing loans and advances to customers under management (2)	35,831	(2.2)	10.8	36,638
Non-performing loans	3,543	11.3	26.1	3,183
Customer deposits under management (2)	39,856	1.3	14.7	39,346
Off-balance sheet funds (3)	3,935	14.9	30.1	3,425
Risk-weighted assets	53,554	1.0	14.4	53,021
Efficiency ratio (%)	31.7			28.8
NPL ratio (%)	7.3			6.6
NPL coverage ratio (%)	69			80
Cost of risk (%)	0.97			2.13
(1) Figures at constant exchange rate.
(2) Excluding repos.
(3) Includes mutual funds and pension funds.

39

Unless expressly stated otherwise, all comments below on rates of changes for both activity and income, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the first half of 2021 were:

●

Lending activity (performing loans under management) increased by 10.8% year-to-date driven by a growth in Turkish lira loans (up 13.0%) which was supported by consumer loans, thanks to the strong origination in General Purpose Loans, but also by credit cards, mortgage and commercial loans. Foreign-currency loans (in U.S. dollars) contracted during the first quarter of 2021 (down 5.9%).

●

In terms of asset quality, the NPL ratio increased 45 basis points to 7.3% compared to March 2021, mainly due to the reclassification of wholesale client in April, without impacting the impairment losses, which compensated the good evolution of the underlying. The NPL coverage ratio stood at 69% as of June 30, 2021, showing a decrease of 879 basis points during the quarter, mainly caused by the before-mentioned wholesale client, whose coverage was already increased in the first quarter of 2021.

●

Customer deposits under management (67% of total liabilities in the area as of June 30, 2021) remained as the main source of funding for the balance sheet and increased by 14.7% year-to-date. It is worth mentioning the positive performance of Turkish lira demand deposits (up 22.8%) year-to-date and now represent 27% of total Turkish lira customer deposits, as well as the off-balance sheet funds which grew by 30.1% during the same period. In-line with the sector trend, foreign currency deposits contracted (down 3.4% year-to-date).

Results

Turkey generated a net attributable profit of €384m in the first half of 2021, 92.1% higher than in the same period of the previous year which was impacted by a strong increase of the impairment losses on financial assets due to the outbreak of the COVID-19 pandemic in March 2020. The most significant aspects of the year-on-year evolution in the area’s income statement are the followings:

●	Net interest income declined (down 10.1%) mainly due to contraction in customer spreads and increasing funding costs despite higher loan volume and higher contribution from inflation-linked bonds.

●	Net fees and commissions grew significantly by 49.7% on a year-on-year basis mainly driven by the positive performance in brokerage and payment systems fees.

●	NTI performed significantly well (up 88.9%), mainly due to the positive impact of the trading operations in foreign currencies, security trading gains and derivative transactions.

●

Other operating income and expenses increased by 143.3% compared to the same period of 2020, mainly due to the positive contribution of the subsidiaries of Garanti BBVA, especially the renting activity.

●

Operating expenses increased by 18.0%, affected by, both, the higher average annual inflation rate and the depreciation of the Turkish Lira. On the other hand, there was a reduction in some discretionary expenses due to COVID-19. Nevertheless, the efficiency ratio remained low (31.7%).

●

Impairment losses on financial assets decreased by 63.9% compared to the first half of 2020 when high provisions for impairment on financial assets were included due to the outbreak of the pandemic. In the first six months of 2021, lower provision requirements for some big tickets and good recovery of wholesale clients as well as an improvement in the economic forecasts were registered. As a result of all the aforementioned, the cost of risk decreased to 0.97%.

●

The provisions and other results line closed the first half of 2021 with a profit of €48m, compared to the loss of €61m in the same period of the previous year, mainly thanks to real estate sales gains and lower provisions for special funds and contingent liabilities and commitments.

40

South America

Highlights

●	Growth in lending activity in the first half of the year, with greater dynamism between April and June.

●	Reduction in higher-cost customer funds.

●	Year-on-year increase in recurring income and NTI and higher adjustment for inflation in Argentina.

●	Year-on-year comparison influenced by net attributable profit as a result of the increase in the impairment on financial assets line in 2020 due to the outbreak of the pandemic.

BUSINESS ACTIVITY(1) (YEAR-TO-DATE CHANGE, AT CONSTANT EXCHANGE RATES)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATES)

(1) Excluding repos. It excludes the balances of BBVA Paraguay as of 31-12-20.	General note: Excluding BBVA Paraguay.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: -15.6% At constant exchange rates, excluding BBVA Paraguay in 1Q20 and 2Q20: +6.3%	(1) At current exchange rates:+37.0% At constant exchange rate, excluding BBVA Paraguay in 1Q20 and 2Q20:+110.1%

41

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H21	Δ %	Δ %(1)	Δ %(2)	1H20
Net interest income	1,328	(8.0)	9.8	12.3	1,443
Net fees and commissions	267	15.0	39.8	43.2	232
Net trading income	180	4.5	26.4	30.0	172
Other operating income and expenses	(295)	61.3	75.0	77.6	(183)
Gross income	1,480	(11.1)	7.7	10.4	1,664
Operating expenses	(683)	(5.1)	13.0	15.6	(719)
Personnel expenses	(332)	(7.0)	12.0	14.8	(357)
Other administrative expenses	(281)	0.4	19.3	21.6	(279)
Depreciation	(70)	(15.5)	(3.4)	(1.2)	(83)
Operating income	797	(15.6)	3.5	6.3	945
Impairment on financial assets not measured at fair value through profit or loss	(343)	(43.0)	(34.4)	(33.5)	(603)
Provision or reversal of provision and other results	(29)	(35.1)	(24.1)	(23.4)	(45)
Profit/(loss) before tax	424	42.9	103.6	117.7	297
Income tax	(131)	61.1	130.1	135.4	(81)
Profit/(loss) for the period	293	36.0	93.6	110.6	216
Non-controlling interests	(75)	33.2	112.1	112.1	(57)
Net attributable profit/(loss)	218	37.0	87.9	110.1	159

Balance sheets	30-06-21	Δ%	Δ % (1)	Δ % (2)	31-12-20
Cash, cash balances at central banks and other demand deposits	7,128	0.0	4.2	11.7	7,127
Financial assets designated at fair value	7,266	(0.9)	4.2	4.3	7,329
Of which: Loans and advances	233	116.4	129.3	129.3	108
Financial assets at amortized cost	36,356	(5.7)	(1.6)	1.5	38,549
Of which: Loans and advances to customers	32,635	(2.9)	1.3	4.7	33,615
Tangible assets	799	(1.1)	2.0	3.0	808
Other assets	1,794	10.5	15.4	17.6	1,624
Total assets/liabilities and equity	53,343	(3.8)	0.5	3.6	55,436
Financial liabilities held for trading and designated at fair value through profit or loss	1,177	(11.3)	(6.3)	(6.3)	1,326
Deposits from central banks and credit institutions	5,349	(0.6)	3.1	3.3	5,378
Deposits from customers	35,236	(4.4)	(0.1)	3.9	36,874
Debt certificates	3,133	(4.2)	(0.9)	(0.1)	3,269
Other liabilities	3,993	4.7	9.4	11.0	3,813
Regulatory capital allocated	4,456	(6.7)	(2.4)	1.0	4,776

Relevant business indicators	30-06-21	Δ %	Δ %(1)	Δ %(2)	31-12-20
Performing loans and advances to customers under management (3)	32,749	(2.9)	1.4	4.7	33,719
Non-performing loans	1,802	1.2	5.6	8.0	1,780
Customer deposits under management (4)	35,236	(4.5)	(0.1)	3.9	36,886
Off-balance sheet funds (5)	13,961	1.7	1.5	1.5	13,722
Risk-weighted assets	39,113	(1.7)	2.8	6.2	39,804
Efficiency ratio (%)	46.1				42.6
NPL ratio (%)	4.7				4.4
NPL coverage ratio (%)	108				110
Cost of risk (%)	1.93				2.36

(1) Figures at constant exchange rates.

(2) At constant exchange rates excluding BBVA Paraguay.

(3) Excluding repos.

(4) Excluding repos and including specific marketable debt securities.

(5) Includes mutual funds and pension funds.

42

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)

	Operating income				Net attributable profit/(loss)

Country	1H21	Δ %	Δ % (1)	1H20	1H21	Δ %	Δ % (1)	1H20
Argentina	93	(51.0)	n.s.	190	15	(64.3)	n.s.	43
Colombia	289	(2.1)	5.2	295	106	120.3	136.7	48
Peru	343	(2.9)	15.9	353	55	69.7	102.6	32
Other countries (2)	72	(32.4)	(28.8)	107	42	16.7	30.0	36
Total	797	(15.6)	3.5	945	218	37.0	87.9	159

(1) Figures at constant exchange rates.

(2) Bolivia, Chile (Forum), Paraguay in 2020, Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)

	Argentina		Colombia		Peru

	30-06-21	31-12-20	30-06-21	31-12-20	30-06-21	31-12-20

Performing loans and advances to customers under management (1)(2)	2,775	2,553	11,400	11,022	15,393	14,558

Non-performing loans and guarantees given (1)	78	48	680	639	951	871

Customer deposits under management (1)(3)	5,349	4,196	12,157	11,444	14,251	15,274

Off-balance sheet funds (1)(4)	1,346	880	982	1,478	1,906	2,068

Risk-weighted assets	5,548	5,685	12,951	13,096	16,469	15,845

Efficiency ratio (%)	70.4	53.6	35.3	35.2	37.0	37.7

NPL ratio (%)	2.7	1.8	5.3	5.2	4.9	4.5

NPL coverage ratio (%)	176	241	110	113	101	101

Cost of risk (%)	2.76	3.24	2.27	2.64	1.85	2.13

(1) Figures at constant exchange rates.

(2) Excluding repos.

(3) Excluding repos and including specific marketable debt securities.

(4) Includes mutual funds.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. The information for this business area includes BBVA Paraguay with regard to data on the results, activity, balance sheet and relevant business indicators for 2020, but does not include Paraguay for 2021, as the sale agreement materialized in January of that year. To facilitate an homogeneous comparison, the attached tables include a column at constant exchange rates that does not take BBVA Paraguay into account. All comments for this area also exclude BBVA Paraguay.

Activity and results

The most relevant aspects related to the area’s activity during the first half of 2021 were:

•

Lending activity (performing loans under management) showed a variation of +4.7% compared to December 2020, with greater dynamism between April and June (+3.8%) compared to the first quarter of 2021 (+0.9%), due to the seasonal nature of summer vacations in some countries of the area. By portfolio, the wholesale portfolio recorded an increase of +5.8% and the retail portfolio closed out with growth of +3.7% in the first half of 2021.

•	With regard to asset quality, the NPL ratio stood at 4.7%, with an increase compared to the close of December 2020, and the NPL coverage ratio fell to 108% in the same period.

•

Customer funds under management increased by (+3.2%) compared to December 2020 closing balances. Deposits from customers under management increased by 3.9%, despite efforts in some countries to reduce higher-cost current and savings accounts, in an environment whereby the Group’s liquidity situation throughout the region is adequate. Off-balance sheet funds increased +1.5% in the area as a whole between January and June 2021.

South America generated a cumulative net attributable profit of €218m between January and June 2021, representing year-on-year variation of +110.1%, mainly due to the improved performance of recurring income and NTI between January and June 2021 (+17.8%), despite COVID-19 outbreaks and restrictions on mobility. All this in a comparison that is also influenced by the significant provision for impairment on financial assets in the first half of 2020, caused by the worsening macroeconomic scenario following the outbreak of the pandemic in March 2020. The cumulative impact of inflation in Argentina on the area’s net attributable profit at the close of June 2021 stood at a loss of €-97m, compared to a cumulative loss of €-58m at the close of June 2020.

The key countries for the business area, Argentina, Colombia and Peru, performed as follows in the first half of 2021 in terms of activity and results:

43

Argentina

•

Lending activity increased 8.7% compared to the close of December 2020, a figure that is below inflation, with growth in the retail segment (+12.5%), namely credit cards (+8.9%). The NPL ratio increased in the quarter to 2.7% and the NPL coverage ratio fell to 176% respectively, as of June 30, 2021.

•

Balance sheet funds continued to grow (+27.5% in the first half 2021), with a particular focus on wholesale liabilities during the second quarter, while off-balance sheet funds increased 53.0% compared to December 2020.

•

Net attributable profit stood at €15m, thanks to the good performance in recurring income, a higher contribution in NTI due to foreign exchange derivative transactions, as well as higher operating expenses and a higher rate of inflation compared to the first half of 2020.

Colombia

•

Lending activity showed growth of 3.4% compared to 2020 year-end thanks to the performance of wholesale portfolios (+4.8%) and retail portfolios (+2.7%). In terms of asset quality, the NPL ratio and NPL coverage ratio remained stable at 5.3% and 110% respectively at the close of June 2021.

•

Deposits from customers under management increased by 6.2%, compared to 2020 year-end, with a significant reduction in the cost of said deposits. Off-balance sheet funds closed 33.6% down in the six-month period due to the volatility of investments made by institutional customers.

•

Net attributable profit stood at €106m, significantly above (+136.7% year-on-year) the €48m posted between January and June 2020, thanks to, both the strength of operating income, which increased by 5.2% due to higher recurring income, and lower provisions for impairment on financial assets compared to the same period last year, when they increased significantly due to the pandemic outbreak.

Peru

•

Lending activity closed out the first half posting favorable growth of +5.7% compared to 2020 year-end, mainly due to the performance of mortgages, consumer finance and growth in corporate lending (+7.1% compared to 2020 year-end), which captured liquidity in order to weather political uncertainty caused by the electoral process. The NPL ratio increased slightly in the second quarter of 2021 due to the deterioration of certain retail portfolios and stood at 4.9%. The NPL coverage ratio remained stable at 101%.

•

Deposits from customers under management fell -6.7% in the first six months of 2021, with a decrease in time deposits to reduce their costs. Off-balance sheet funds also declined compared to the close of December 2020 (-7.8%).

•

Recurring income grew 8.4% compared to the first half of 2020, thanks to good performance in fees (+37.4% in the same period of time), particularly in fees for cards due to increased operations at retailers. Meanwhile, NTI increased by 46.9%, as a result of more foreign exchange transactions and good performance in derivative transactions. Provisions for impairment on financial assets saw a year-on-year decrease (-25.3%), as a result of significant provisions made in the first half of 2020 following the pandemic outbreak in March 2020. As a result, net attributable profit stood at €55m, 102.6% higher than the figure posted between January and June 2020.

44

Rest of Business

Highlights

●	Slight increase in lending and decrease in customers funds in the quarter.

●	NPL ratio contained.

●	Good performance of the Net interest income from the branches in Asia.

●	Year-on-year increase of the Net attributable profit, compared with the first half of 2020, which was strongly affected by the COVID-19 pandemic in relation to the impairment of financial assets.

BUSINESS ACTIVITY(1) (YEAR-TO-DATE CHANGE, AT CONSTANT EXCHANGE RATES)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates:-21.4%	(1) At current exchange rates:+32.9%

45

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H21	Δ %	Δ % (1)	1H20
Net interest income	140	(3.5)	(1.8)	145
Net fees and commissions	135	(25.1)	(21.5)	180
Net trading income	109	5.4	7.0	104
Other operating income and expenses	16	(26.0)	(21.3)	22
Gross income	400	(11.2)	(8.4)	451
Operating expenses	(227)	(1.5)	1.9	(230)
Personnel expenses	(114)	(11.9)	(8.0)	(129)
Other administrative expenses	(104)	14.0	16.7	(91)
Depreciation	(10)	(8.0)	(6.5)	(11)
Operating income	173	(21.4)	(19.2)	221
Impairment on financial assets not measured at fair value through profit or loss	15	n.s.	n.s.	(74)
Provisions or reversal of provisions and other results	(4)	(25.1)	(26.2)	(6)
Profit/(loss) before tax	184	31.3	35.0	140
Income tax	(39)	25.8	29.2	(31)
Profit/(loss) for the period	145	32.9	36.7	109
Non-controlling interests	—	—	—	—
Net attributable profit/(loss)	145	32.9	36.7	109

Balance sheets	30-06-21	Δ %	Δ % (1)	31-12-20
Cash, cash balances at central banks and other demand deposits	4,013	(34.4)	(36.4)	6,121
Financial assets designated at fair value	2,428	65.2	61.7	1,470
Of which: Loans and advances	1,442	n.s.	n.s.	153
Financial assets at amortized cost	27,436	0.8	0.2	27,213
Of which: Loans and advances to customers	24,241	0.9	0.3	24,015
Inter-area positions	—	—	—	—
Tangible assets	68	(8.9)	(9.3)	75
Other assets	419	43.0	41.6	293
Total assets/liabilities and equity	34,364	(2.3)	(3.4)	35,172
Financial liabilities held for trading and designated at fair value through profit or loss	1,804	112.5	106.2	849
Deposits from central banks and credit institutions	1,478	(13.0)	(14.4)	1,700
Deposits from customers	6,873	(26.4)	(27.4)	9,333
Debt certificates	1,325	(12.3)	(12.8)	1,511
Inter-area positions	18,590	2.5	1.7	18,132
Other liabilities	845	38.9	37.6	608
Regulatory capital allocated	3,449	13.5	12.4	3,039

Relevant business indicators	30-06-21	Δ %	Δ% (1)	31-12-20
Performing loans and advances to customers under management (2)	24,216	0.7	0.1	24,038
Non-performing loans	334	2.9	2.6	324
Customer deposits under management (2)	6,873	(26.4)	(27.4)	9,333
Off-balance sheet funds (3)	550	(3.5)	(3.5)	569
Risk-weighted assets	28,883	18.7	17.8	24,331
Efficiency ratio (%)	56.7			55.6
NPL ratio (%)	1.0			1.0
NPL coverage ratio (%)	95			109
Cost of risk (%)	(0.13)			0.30
(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes pension funds.

46

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

Activity and results

The most relevant aspects of the activity and results of the Rest of Business of BBVA Group during the first half of 2021 were:

●	Lending activity (performing loans under management) increased slightly during the first half of the year (up 0.1%).

●	Regarding credit risk indicators, the NPL ratio stood at 1.0%, remaining stable with respect to December 2020, whereas the NPL coverage ratio decreased to 95%.

●	Customer deposits under management decreased by -27.4%, mainly due to a decrease in deposits from wholesale customers in the New York branch.

●

In terms of results, the net interest income registered a variation of -1.8% compared to the same period last year mainly due to the negative evolution of Europe -excluding Spain- and the New York branch, partially compensated by the good results of the branches located in Asia.

●	Net commissions fell by 21.5% compared with the first half of 2020, caused by a lower contribution from BBVA Securities, the Group’s broker-dealer in the United States.

●	The NTI line increased (up 7.0% year-on-year) on the back of a better performance of the branches in Asia and BBVA Securities.

●

Increase of operating expenses (up 1.9% year-on-year) where the active management has allowed a reduction of personnel costs year-on-year. However this effect has been offset by the increase in general expenses and depreciation.

●

The impairment on financial assets line closed with a release of €15m, which compares positively against the €-74m recorded twelve months earlier, mainly explained by the positive evolution of impaired clients of the New York branch and the retail portfolio in Europe, excluding Spain.

●	As a result, the area’s cumulative net attributable profit at the end the first half of 2021 was €145m (up 36.7% year-on-year).

47

Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H21	Δ %	1H20
Net interest income	(82)	3.3	(79)
Net fees and commissions	(23)	(39.5)	(38)
Net trading income	168	(22.1)	215
Other operating income and expenses	84	n.s.	8
Gross income	147	38.3	106
Operating expenses	(424)	2.5	(413)
Personnel expenses	(268)	15.3	(232)
Other administrative expenses	(61)	(28.2)	(85)
Depreciation	(95)	(1.1)	(96)
Operating income	(277)	(9.8)	(307)
Impairment on financial assets not measured at fair value through profit or loss	0	(48.4)	0
Provisions or reversal of provisions and other results	(19)	(82.5)	(109)
Profit/(loss) before tax	(296)	(28.8)	(416)
Income tax	9	(86.7)	66
Profit/(loss) for the period	(287)	(17.9)	(350)
Non-controlling interests	(5)	n.s.	(1)
Net attributable profit excluding non-recurring impacts	(292)	(16.7)	(350)
Profit/(loss) after tax from discontinued operations (1)	280	n.s.	(2,104)
Net cost related to the restructuring process	(696)	n.s.	—
Net attributable profit/(loss)	(708)	(71.2)	(2,454)

(1)	Including the results generated by BBVA USA and the rest of the Group’s companies in the United States sold to PNC on June 1, 2021.

Balance sheets	30-06-21	Δ %	31-12-20
Cash, cash balances at central banks and other demand deposits	10,201	n.s.	874
Financial assets designated at fair value	1,903	29.9	1,464
Of which: Loans and advances	—	n.s.	—
Financial assets at amortized cost	1,660	(3.4)	1,718
Of which: Loans and advances to customers	575	13.9	505
Inter-area positions	—	—	—
Tangible assets	2,020	(2.1)	2,063
Other assets	15,359	(84.5)	99,298
Total assets/liabilities and equity	31,142	(70.5)	105,416
Financial liabilities held for trading and designated at fair value through profit or loss	8	(89.5)	72
Deposits from central banks and credit institutions	830	(1.8)	845
Deposits from customers	173	(52.3)	363
Debt certificates	1,882	(56.7)	4,344
Inter-area positions	6,842	n.s.	64
Other liabilities	5,871	(93.0)	83,707
Regulatory capital allocated	(34,408)	1.2	(33,998)
Total equity	49,944	(0.2)	50,020

The Corporate Center recorded a cumulative net attributable loss of €292m in the first half of 2021, excluding several non-recurring impacts, among them:

•

The profit/(loss) after tax from discontinued operations which includes the results generated by the Group businesses in the United States included in the sale agreement with PNC until their sale on June 1, 2021, which amounted to €280m. The result at the end of June 2020 stood at €-2,104m, including the goodwill impairment in the United States which amounted to €-2,084m.

•

The net cost related to the restructuring process in Spain, amounting to €-696m, of which €-754m, before tax, correspond to the collective layoff and €-240m, before tax, correspond to branches closures.

Including both non-recurring impacts, the Corporate center recorded a cumulative net attributable loss of €708m in the first half of 2021, considerably lower (-71.2%) than the net attributable loss in the same period of 2020 (€2,454m).

48

Other information: Corporate & Investment Banking

Highlights

•	Lending activity balances at pre-pandemic levels and reduced customer funds.

•	Growth in the recurring income items and excellent performance of NTI.

•	Efficiency ratio remains at low level.

•	Significant reduction in the impairment on financial assets line.

BUSINESS ACTIVITY(1) (YEAR-TO-DATE CHANGE, AT CONSTANT EXCHANGE RATES)	GROSS INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +9.2%	(1) At current exchange rates: +45.6%

49

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1H21	Δ %	Δ % (1)	1H20
Net interest income	752	(0.1)	10.4	752
Net fees and commissions	386	0.7	9.0	384
Net trading income	500	27.3	40.9	393
Other operating income and expenses	(18)	(13.7)	(9.3)	(21)
Gross income	1,621	7.4	18.2	1,508
Operating expenses	(466)	3.3	8.4	(451)
Personnel expenses	(212)	9.1	13.4	(195)
Other administrative expenses	(200)	1.0	8.3	(198)
Depreciation	(54)	(8.0)	(7.1)	(59)
Operating income	1,154	9.2	22.7	1,057
Impairment on financial assets not measured at fair value through profit or loss	(54)	(83.1)	(79.6)	(318)
Provisions or reversal of provisions and other results	(16)	3.3	4.2	(16)
Profit/(loss) before tax	1,084	50.0	63.9	723
Income tax	(303)	54.2	68.0	(196)
Profit/(loss) for the period	781	48.4	62.3	526
Non-controlling interests	(143)	62.3	101.5	(88)
Net attributable profit/(loss)	638	45.6	55.5	439
(1) Figures at constant exchange rates.

Balance sheets	30-06-21	Δ %	Δ % (1)	31-12-20
Cash, cash balances at central banks and other demand deposits	4,749	(36.6)	(37.7)	7,491
Financial assets designated at fair value	110,732	0.5	0.2	110,217
Of which: Loans and advances	38,444	23.3	23.5	31,183
Financial assets at amortized cost	68,486	(3.6)	(2.8)	71,031
Of which: Loans and advances to customers	57,870	(2.3)	(1.2)	59,225
Inter-area positions	—	—	—	—
Tangible assets	42	(15.0)	(14.7)	50
Other assets	2,355	179.3	208.7	843
Total assets/liabilities and equity	186,365	(1.7)	(1.6)	189,632
Financial liabilities held for trading and designated at fair value through profit or loss	85,085	(2.8)	(3.2)	87,508
Deposits from central banks and credit institutions	14,879	(6.8)	(6.9)	15,958
Deposits from customers	37,170	(13.5)	(13.0)	42,966
Debt certificates	2,713	29.5	31.3	2,096
Inter-area positions	33,856	12.0	13.5	30,218
Other liabilities	3,228	52.2	45.5	2,121
Regulatory capital allocated	9,435	7.6	9.5	8,766
(1) Figures at constant exchange rates.

Relevant business indicators	30-06-21	Δ %	Δ % (1)	31-12-20
Performing loans and advances to customers under management (2)	57,079	(1.1)	0.0	57,704
Non-performing loans	1,882	47.7	62.7	1,275
Customer deposits under management (2)	36,524	(13.7)	(13.2)	42,313
Off-balance sheet funds (3)	1,090	5.8	11.2	1,030
Efficiency ratio (%)	28.8			31.4

(1) Figures at constant exchange rates.

(2) Excluding repos.

(3) Includes mutual funds and other off-balance sheet funds.

50

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the first half of 2021 were:

●

Lending activity (performing loans under management) remained stable compared to the end of December 2020 and stood at pre-pandemic levels. By geographical areas, Turkey, Asia and South America showed a positive evolution in the first half of the year.

●	Customer funds registered a fall of -12.6% for CIB as a whole in the first six months of 2021, due to the lower balances registered in Spain and Rest of Business.

Results

CIB generated a net attributable profit of €638m in the first half of 2021, up 55.5% from the previous year, thanks to recurring income growth in all geographic areas, higher NTI and lower provisions for impairment on financial assets, which increased significantly in the first half of 2020, mainly due to the worsening macroeconomic scenario resulting from the COVID-19 pandemic outbreak.

The most relevant aspects of the year-on-year evolution in the income statement for Corporate & Investment Banking are summarized below:

●

Net interest income sustained double-digit growth (up 10.4%) due to the performance of the lending activity, with higher volumes and an improvement in profitability per transaction due to the sales effort.

●	Growth was also observed in net fees and commissions (up 9.0%), mainly due to the performance of transactional banking. By geographic areas, Turkey, Mexico and South America stood out.

●

NTI showed an excellent performance on a year-on-year comparison that benefited from a good management of the market turbulence. By geographic areas, the performance of Spain, Turkey and Peru stood out.

●	The operating expenses increased by 8.4% year-on-year, mainly affected by the supportive schemes implemented by the area in the second quarter of 2020.

●

Provisions for impairment on financial assets decreased significantly compared with the same period last year, mainly due to the provisions related to COVID-19, which took place in the first half of 2020.

51

Alternative Performance Measures (APMs)

BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). However, it also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.

BBVA Group’s APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en) as well as the statement published by the ESMA on May 20, 2020 (ESMA 32-63-972), about implications of the COVID-19 outbreak on the half-yearly financial reports. The guidelines mentioned before are aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the European Union. In accordance with the indications given in the guidelines, BBVA Group’s APMs:

●	Include clear and readable definitions of the APMs.

●

Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.

●	Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.

●	Do not have greater preponderance than measures directly stemming from financial statements.

●	Are accompanied by comparatives for previous periods.

●	Are consistent over time.

Constant exchange rates

When comparing two dates or periods in this management report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.

Reconciliation of the Financial Statements of the BBVA Group

Below is the reconciliation between the consolidated Income Statements of the Condensed Interim Consolidated Financial Statements (hereinafter, the Consolidated Financial Statements) and the consolidated management Income Statements, shown throughout this report, for the first half of 2021 and 2020.

The main difference between the two is the treatment of the cost related to the restructuring process in the first half of 2021 which, for management purposes, are included in a single line, net of taxes, of the income statement called “Net cost related to the restructuring process”, compared to the treatment in the income statement of the Consolidated Financial Statements, which record the gross impacts and their tax effect in the corresponding headings that are applicable to them in accordance with accounting regulations.

Additionally, there is a difference in the positioning of the results generated by BBVA USA and the rest of the companies included in the sale agreement to PNC until its closing, once the mandatory authorizations have been obtained, on June 1, 2021. In the Consolidated financial statements, these results are included in the line “Profit (loss) after tax from discontinued operations” and are taken into account both for the calculation of the “Profit/(loss)” and for the profit/(loss) “Attributable to the owners of the parent” whereas, for management purposes, they are not included in the” Profit/(loss) for the period”, as they are included in a line below it, as can be seen in the following table.

52

CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS. JUNE 2021 (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS	MANAGEMENT INCOME STATEMENT

	1H21		1H21

NET INTEREST INCOME	6,955	—	6,955	Net interest income

Dividend income	125			(*)

Share of profit or loss of entities accounted for using the equity method	(5)			(*)

Fee and commission income	3,311		3,311	Fees and commissions income

Fee and commission expense	(996)		(996)	Fees and commissions expenses

	2,315	—	2,315	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	121

Gains (losses) on financial assets and liabilities held for trading, net	463

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	280

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	96

Gains (losses) from hedge accounting, net	(81)

Exchange differences, net	206

	1,084	—	1,084	Net trading income

Other operating income	340

Other operating expense	(997)

Income from insurance and reinsurance contracts	1,350

Expense from insurance and reinsurance contracts	(909)

	(95)	—	(95)	Other operating income and expenses

GROSS INCOME	10,259	—	10,259	Gross income

Administration costs	(3,983)		(4,598)	Operating expenses (**)

Personnel expense	(2,371)	—	(2,371)	Personnel expenses

Other administrative expense	(1,612)	—	(1,612)	Other administrative expenses

Depreciation and amortization	(615)	—	(615)	Depreciation

	5,661	—	5,661	Operating income

Provisions or reversal of provisions	(928)	754	(174)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,580)	—	(1,580)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	3,153	754	3,907

Impairment or reversal of impairment of investments in joint ventures and associates	—

Impairment or reversal of impairment on non-financial assets	(196)

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	5

Negative goodwill recognized in profit or loss	—

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(73)

	(264)	240	(24)	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	2,889	994	3,883	Profit/(loss) before tax

Tax expense or income related to profit or loss from continuing operations	(782)	(298)	(1,080)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	2,107	696	2,803	Profit/(loss) for the period

Profit (loss) after tax from discontinued operations	280	(280)

PROFIT/(LOSS)	2,387	416	2,803	Profit/(loss) for the period

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(476)	—	(476)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	1,911	416	2,327	Net attributable profit excluding non-recurring impacts

		280	280	Profit/(loss) after tax from discontinued operations

		(696)	(696)	Net cost related to the restructuring process

ATTRIBUTABLE TO OWNERS OF THE PARENT	1,911	—	1,911	Net attributable profit/(loss)

(*) Included within the Other operating income and expenses of the Management Income Statements.

(**) Depreciations included.

53

Profit / (loss) for the period

Explanation of the formula: The profit/(loss) for the period is the profit/(loss) for the period from the Group’s consolidated income statement, which comprises the profit/(loss) after tax from continued operations and the profit/(loss) after tax from discontinued operations of BBVA USA and the rest of Group’s companies in the United States sold to PNC on June 1, 2021. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: This measure is commonly used, not only in the banking sectors, for homogeneous comparison purposes.

Profit/(loss) for the period
			Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
(Millions of euros)	+	Annualized profit/(loss) after tax from continued operations (1)	4,956	3,789	2,576
(Millions of euros)	+	Annualized profit/(loss) after tax from discontinued operations (2)	280	(1,729)	(2,124)

	=	Profit/(loss) for the period	5,236	2,060	452

(1)	The cost related to the restructuring process not annualized.

(2)	January-June 2021 only includes the results generated by BBVA USA and the rest of Group’s companies in the United States included in the agreement until its sale to PNC on June 1, 2021.

Adjusted profit/(loss) for the period

Explanation of the formula: The adjusted profit/(loss) for the period is the profit/(loss) from continued operations for the period from the Group’s consolidated income statement, excluding those extraordinary items that, for management purposes, are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: This measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Adjusted profit/(loss) for the period
			Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
(Millions of euros)	+	Annualized profit/(loss) after tax from continued operations	4,956	3,789	2,576
(Millions of euros)	-	Net capital gains from the bancassurance transaction	—	304	—
(Millions of euros)	-	Net cost related to the restructuring process	(696)	—	—

	=	Adjusted profit/(loss) for the period	5,652	3,485	2,576

Net attributable profit/(loss)

Explanation of the formula: The net attributable profit/(loss) is the net attributable profit/(loss) of the Group’s consolidated income statement from continued operations and the profit/(loss) after tax from discontinued operations of BBVA USA and the rest of Group’s companies in the United States sold to PNC on June 1, 2021. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: This measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Net attributable profit/(loss)
			Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
(Millions of euros)	+	Annualized net attributable profit/(loss) from continued operations (1)	3,997	3,033	1,905
(Millions of euros)	+	Annualized net attributable profit/(loss) from discontinued operations (2)	280	(1,729)	(2,124)

	=	Net attributable profit/(loss)	4,276	1,305	(219)

(1)	The cost related to the restructuring process not annualized.

(2)	January-June 2021 only includes the results generated by BBVA USA and the rest of Group’s companies in the United States included in the agreement until its sale to PNC on June 1, 2021.

Adjusted net attributable profit/(loss)

Explanation of the formula: The adjusted net attributable profit/(loss) is the net attributable profit/(loss) of the Group’s consolidated income statement from continued operations excluding those extraordinary items that, for management purposes are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

54

Relevance of its use: This measure is commonly used, not only in the banking sector, for comparison purposes.

Adjusted net attributable profit/(loss)
			Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
(Millions of euros)	+	Annualized net attributable profit/(loss) from continued operations	3,997	3,033	1,905
(Millions of euros)	-	Net capital gains from the bancassurance transaction	—	304	—
(Millions of euros)	-	Net cost related to the restructuring process	(696)	—	—

	=	Adjusted net attributable profit/(loss)	4,692	2,729	1,905

ROE

The ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit/(loss)
Average shareholders’ funds+Average accumulated other comprehensive income

Explanation of the formula: The numerator is the net attributable profit/(loss) previously defined in these alternative performance measures, If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group’s results.

Average accumulated other comprehensive income is the moving weighted average of “Accumulated other comprehensive income”, which is part of the equity on the Entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

Relevance of its use: This ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

ROE
			Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
Numerator (Millions of euros)		Annualized net attributable profit/(loss)	4,276	1,305	(219)
Denominator	+	Average shareholder’s funds	59,819	57,626	57,571
(Millions of euros)	+	Average accumulated other comprehensive income	(14,881)	(12,858)	(11,556)

	=	ROE	9.5%	2.9%	(0.5)%

Adjusted ROE

The adjusted ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Adjusted net attributable profit/(loss)
Average shareholders’ funds+Average accumulated other comprehensive income

Explanation of the formula: The numerator is the adjusted net attributable profit/(loss) previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group’s results.

Average accumulated other comprehensive income is the moving weighted average of “Accumulated other comprehensive income”, which is part of the equity on the entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

Relevance of its use: This ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

55

Adjusted ROE
			Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
Numerator (Millions of euros)		Adjusted annualized net attributable profit/(loss)	4,692	2,729	1,905
Denominator	+	Average shareholder’s funds	59,819	57,626	57,571
(Millions of euros)	+	Average accumulated other comprehensive income	(14,881)	(12,858)	(11,556)

	=	Adjusted ROE	10.4%	6.1%	4.1%

ROTE

The ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

                                                                          Net attributable profit/(loss)

Average shareholders’ funds+Average accumulated other comprehensive income- Average intangible assets

Explanation of the formula: The numerator “Net attributable profit/(loss)” and the items in the denominator “Average intangible assets” and “Average accumulated other comprehensive income” are the same items and are calculated in the same way as explained for ROE.

Average intangible assets are the intangible assets on the balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.

Relevance of its use: This metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

ROTE
			Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
Numerator (Millions of euros)		Annualized net attributable profit/(loss)	4,276	1,305	(219)
	+	Average shareholder’s funds	59,819	57,626	57,571
	+	Average accumulated other comprehensive income	(14,881)	(12,858)	(11,556)
Denominator (Millions of euros)	-	Average intangible assets	2,286	2,480	2,602
	-	Average intangible assets from BBVA USA and BBVA Paraguay (1)	1,809	2,528	3,032

	=	ROTE	10.5%	3.3%	(0.5) %

(1) BBVA Paraguay includes 4 millions of euros as of January-December 2020 and January-June 2020.

Adjusted ROTE

The adjusted ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

                                                                      Adjusted net attributable profit/(loss)

Average shareholders’ funds+ Average accumulated other comprehensive income-Average intangible assets

Explanation of the formula: The numerator is the adjusted net attributable profit/(loss) previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average intangible assets are the intangible assets on the balance sheet, excluding the assets from BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC, whose sale took place on June 1, 2021. The average balance is calculated in the same way as explained for shareholders’ funds in ROE.

Relevance of its use: This metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

56

Adjusted ROTE

			Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
Numerator (Millions of euros)		Adjusted annualized net attributable profit/(loss)	4,692	2,729	1,905
	+	Average shareholder’s funds	59,819	57,626	57,571
Denominator	+	Average accumulated other comprehensive income	(14,881)	(12,858)	(11,556)
(Millions of euros)	-	Average intangible assets	2,286	2,480	2,602
	-	Average intangible assets from BBVA Paraguay	—	4	4
	=	Adjusted ROTE	11.0%	6.5%	4.4%

ROA

The ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Profit/(loss) for the period

Average total assets

Explanation of the formula: The numerator is the profit/(loss) for the period, previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.

Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders’ funds in the ROE.

Relevance of its use: This ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA

		Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
Numerator (Millions of euros)	Annualized profit/(loss) for the period	5,236	2,060	452
Denominator (Millions of euros)	Average total assets	710,112	729,833	728,303
=	ROA	0.74%	0.28%	0.06%

Adjusted ROA

The adjusted ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit/(loss) for the period

Average total assets

Explanation of the formula: The numerator is the adjusted profit/(loss) for the period previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average total assets are taken from the Group’s consolidated balance sheets, excluding the assets from BBVA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC, whose sale took place on June 1, 2021. The average balance is calculated in the same way as explained for average equity in ROE.

Relevance of its use: This ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted ROA

		Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
Numerator (Millions of euros)	Adjusted annualized profit/(loss) for the period	5,652	3,485	2,576
Denominator (Millions of euros)	Average total assets	632,634	642,762	640,615
=	Adjusted ROA	0.89%	0.54%	0.40%

RORWA

The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

57

Profit/(loss) for the period

Average risk-weighted assets

Explanation of the formula: The numerator is the profit/(loss) for the period previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis.

Relevance of its use: This ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA

		Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
Numerator (Millions of euros)	Annualized profit/(loss) for the period	5,236	2,060	452
Denominator (Millions of euros)	Average RWA	346,770	358,675	369,228
=	RORWA	1.51%	0.57%	0.12%

Adjusted RORWA

The adjusted RORWA (return on risk-weighted assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit/(loss) for the period

Average risk-weighted assets

Explanation of the formula: The numerator is the adjusted profit/(loss) for the period previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis, excluding the RWA from BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC, whose sale took place on June 1, 2021.

Relevance of its use: This ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted RORWA

		Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
Numerator (Millions of euros)	Adjusted annualized profit/(loss) for the period	5,652	3,485	2,576
Denominator (Millions of euros)	Average RWA	297,277	300,518	308,665
=	Adjusted RORWA	1.90%	1.16%	0.83%

58

Earning per share

The earning per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

Earnings/(losses) per share

			Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
(Millions of euros)	+	Net attributable profit/(loss)	1,911	1,305	(1,157)
(Millions of euros)	-	Remuneration related to the Additional Tier 1 securities (CoCos)	201	387	201
Numerator (millions of euros)	=	Net attributable profit/(loss) ex.CoCos remuneration	1,710	917	(1,357)
Denominator	+	Average number of shares	6,668	6,668	6,668
(millions)	-	Average treasury shares of the period	10	13	7
	=	Earnings/(losses) per share (euros)	0.26	0.14	(0.20)

Additionally, for management purposes, earnings per share are presented excluding: (I) the profit after tax from discontinued operations, that is, the results generated by BBVA USA and the rest of the Group companies in the United States until their sale to PNC on June 1, 2021, for the three broken down periods; (II) the capital gain net of taxes from the bancassurance operation with Allianz registered in the fourth quarter of fiscal year 2020; and (III) the net cost related to the restructuring process recorded in the second quarter of fiscal year 2021.

Earnings/(losses) per share excluding non-recurring impacts

			Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
(Millions of euros)	+	Net attributable profit/(loss) ex. CoCos remuneration	1,710	917	(1,357)
(Millions of euros)	-	Discontinued operations	280	(1,729)	(2,104)
(Millions of euros)	-	Net capital gain from the bancassurance operation	—	304	—
(Millions of euros)	-	Net cost related to the restructuring process	(696)	—	—
Numerator (millions of euros)	=	Net Attributable profit ex.CoCos and non-recurring impacts	2,126	2,342	746
Denominator	+	Average number of shares	6,668	6,668	6,668
(millions)	-	Average treasury shares of the period	10	13	7
	=	Earnings/(losses) per share excluding non-recurring impacts (euros)	0.32	0.35	0.11

Efficiency ratio

This measures the percentage of gross income consumed by an entity’s operating expenses. It is calculated as follows:

Operating expenses

Gross income

Explanation of the formula: Both “Operating expenses” and “Gross income” are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, and other operating income and expenses. For a more detailed calculation of this ratio, the graphs on “Results” section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.

Relevance of its use: This ratio is generally used in the banking sector. In addition, it is an indicator from one of the six Strategic Priorities of the Group.

Efficiency ratio

		Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
Numerator (Millions of euros)	Operating expenses	4,598	9,088	4,660
Denominator (Millions of euros)	Gross income	10,259	20,166	10,639
=	Efficiency ratio	44.8%	45.1%	43.8%

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Dividend yield

This is the remuneration given to the shareholders in the last twelve calendar months, divided by the closing price for the period. It is calculated as follows:

  ∑ Dividend per share over the last twelve months

Closing price

Explanation of the formula: The remuneration per share takes into account the gross amounts per share paid out over the last twelve months, both in cash and through the flexible remuneration system called “dividend option”.

Relevance of its use: This ratio is generally used by analysts, shareholders and investors for companies that are traded on the stock market. It compares the dividend paid out by a company every year with its market price at a specific date.

Dividend yield

		30-06-21	31-12-20	30-06-20
Numerator (Euros)	∑ Dividends	0.06	0.16	0.26
Denominator (Euros)	Closing price	5.23	4.04	3.06
=	Dividend yield	1.1%	4.0%	8.5%

Book value per share

The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

  Shareholders’ funds + Accumulated other comprehensive income

Number of shares outstanding - Treasury shares

Explanation of the formula: The figures for both “Shareholders’ funds” and “Accumulated other comprehensive income” are taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group’s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares). The denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: It shows the company’s book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share

			30-06-21	31-12-20	30-06-20
	+	Shareholders’ funds	59,864	58,904	56,541
Numerator (Millions of euros)	+	Dividend-option adjustment	—	—	—
	+	Accumulated other comprehensive income	(15,348)	(14,356)	(12,822)
Denominator (Millions of shares)	+	Number of shares outstanding	6,668	6,668	6,668
	+	Dividend-option	—	—	—
	-	Treasury shares	9	14	9
	=	Book value per share (euros / share)	6.69	6.70	6.57

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Tangible book value per share

The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

  Shareholders’ funds + Accumulated other comprehensive income - Intangible assets

Number of shares outstanding - Treasury shares

Explanation of the formula: The figures for “Shareholders’ funds”, “Accumulated other comprehensive income” and “Intangible assets” are all taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “Dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group’s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares). The denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: It shows the company’s book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share
			30-06-21	31-12-20	30-06-20
Numerator (Millions of euros)	+	Shareholders’ funds	59,864	58,904	56,541
	+	Dividend-option adjustment	—	—	—
	+	Accumulated other comprehensive income	(15,348)	(14,356)	(12,822)
	-	Intangible assets	2,303	2,345	2,487
	-	Intangible assets from BBVA USA and BBVA Paraguay (1)	—	1,952	2,140
Denominator (Millions of shares)	+	Number of shares outstanding	6,668	6,668	6,668
	+	Dividend-option	—	—	—
	-	Treasury shares	9	14	9
	=	Tangible book value per share (euros / share)	6.34	6.05	5.87

(1) BBVA Paraguay includes 4 millions of euros as of 31-12-20 and 30-06-20.

Non-performing loan (NPL) ratio

It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance, both excluding the balances from BBVA USA and the rest of the Group’s companies in the United States included in the sale agreement signed with PNC, which was completed on June 1, 2021. It is calculated as follows:

  Non-performing loans

Total credit risk

Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.

Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 36 and the following counterparties:

●	other financial entities
●	public sector
●	non-financial institutions
●	households

The credit risk balance is calculated as the sum of “Loans and advances at amortized cost” and “Contingent risk” in stage 1 + stage 2 + stage 3 of the previous counterparts.

This indicator is shown, as others, at a business area level.

Relevance of its use: This is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

6   IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized , stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and,stage 3, impaired operations.

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Non-Performing Loans (NPLs) ratio
		30-06-21	31-12-20	30-06-20
Numerator (Millions of euros)	NPLs	15,676	15,451	15,594
Denominator (Millions of euros)	Credit Risk	370,348	366,883	384,310
=	Non-Performing Loans (NPLs) ratio	4.2%	4.2%	4.1%

NPL coverage ratio

This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances, excluding assets from BBVA USA and the rest of the Group’s companies in the United States included in the sale agreement signed with PNC, which was completed on June 1, 2021. It is calculated as follows:

Provisions

Non-performing loans

Explanation of the formula: It is calculated as “Provisions” from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.

This indicator is shown, as others, at a business area level.

Relevance of its use: This is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL coverage ratio
		30-06-21	31-12-20	30-06-20
Numerator (Millions of euros)	Provisions	12,033	12,595	12,957
Denominator (Millions of euros)	NPLs	15,676	15,451	15,594
=	NPL coverage ratio	77%	82%	83%

Cost of risk

This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses (accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It excludes the risk attributable to BBVA USA and the rest of the Group’s companies in the United States included in the sale agreement signed with PNC, which was completed on June 1, 2021. It is calculated as follows:

Annualized loan-loss provisions

Average loans and advances to customers (gross)

Explanation of the formula: “Loans to customers (gross)” refers to the “Loans and advances at amortized cost” portfolios with the following counterparts:

●	other financial entities
●	public sector
●	non-financial institutions
●	households, excluding central banks and other credit institutions.

Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. “Annualized loan-loss provisions” are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis.

Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.

This indicator is shown, as others, at a business area level.

Relevance of its use: This is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

Cost of risk
		Jan.-Jun.2021	Jan.-Dec.2020	Jan.-Jun.2020
Numerator (Millions of euros)	Annualized loan-loss provisions	3,229	5,160	6,984
Denominator (Millions of euros)	Average loans to customers (gross)	322,386	332,096	337,890
=	Cost of risk	1.00%	1.55%	2.07%

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Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.

This document includes or may include forward looking statements with respect to the intentions, expectations or projections of BBVA or its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections regarding future earnings of the business. The statements contained herein are based on our current projections, although the actual results may be substantially modified in the future due to certain risks and uncertainties and other factors that may cause the final results or decisions to differ from said intentions, projections or estimates. These factors include, but are not limited to, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock markets movements, exchange rates and interest rates, (3) competitive pressure, (4) technological changes, (5) variations in the financial situation, creditworthiness or solvency of our clients, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions set forth, projected, or forecast in this document or in other past or future documents. BBVA does not undertake to publicly update or communicate the update of the content of this or any other document, either if the events are not as described herein, or if there are changes in the information contained in this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 30, 2021

By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón

Title: Authorized representative